UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

MONOGRAM ORTHOPAEDICS, INC.

(Exact name of registrant as specified in its charter)

Commission File No. 024-11305

Delaware	81-2349540
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3913 Todd Lane Austin, TX	78744
(Address of principal executive offices)	(Zip Code)

(512) 399-2656
Registrant’s telephone number, including area code

Common Stock Series A Preferred Stock Series B Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report (the “Annual Report”), the term “Monogram Orthopaedics” “Monogram”, “we”, “us”, “our” or “the Company” refers to Monogram Orthopaedics, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Item 1. Business

Overview

Monogram Orthopaedics, Inc was incorporated under the laws of the State of Delaware on April 21, 2016, as “Monogram Arthroplasty Inc.” On March 27, 2017, the Company changed its name to “Monogram Orthopaedics Inc.” Monogram Orthopaedics is working to develop a product solution architecture with the long-term goal to enable patient-optimized orthopaedic implants economically at scale by linking 3D printing and robotics with advanced pre-operative imaging. The Company has a robot prototype that can autonomously execute optimized paths for high precision insertion of implants in synthetic bone specimens. Monogram intends to produce and market robotic surgical equipment and related software, orthopaedic implants, tissue ablation tools, navigation consumables, and other miscellaneous instrumentation necessary for reconstructive joint replacement procedures. The Company has not yet made 510(k) premarket notification submissions or obtained 510(k) clearances for any of its robotic products. FDA approval is required to market our products, and the Company has not obtained FDA approval for any of its robotic products, and it cannot estimate the timing, or assure our ability, to obtain such clearances.

Our Background

Our Company’s business is based on ideas formulated by Dr. Douglas Unis, an Associate Professor of Orthopaedic Surgery at the Icahn School of Medicine at Mount Sinai (“MSSM”).

Our founding philosophy is that advances in technology will usher in a new way of thinking about reconstructive joint procedures and orthopaedic implants. We believe that the future of orthopaedic joint replacements lies in built-to-order, press-fit patient-optimized implants that rely on natural biologic fixation rather than cement. We believe such implants will be insertable into bone cavities prepared by high-precision robotic tools. We believe CT-based robotic preparation will make it easier to perform challenging surgical techniques (for example, kinematic alignment for TKA). To facilitate the cost-efficient delivery of anatomy restoring patient optimized implants, we believe it is necessary to develop efficient processes for designing and fabricating implants and surgical plans. We also believe that advanced imaging such as a CT scan or MRI is required to prepare the surgical plans and execute the robotic procedures for patient-optimized implants. For example, patient-optimized implants may require high-precision bone preparation beyond two-dimensional planar cuts or alignment. For these processes to be economically scalable, we believe they may need a high degree of optimization, which may require a high functioning navigated surgical robot capable of executing complex cut paths; i.e., a product solution architecture with image processing, scalable, patient-optimized implant design, pre-operative planning, and robotic execution.

We believe that press-fit 3D printed patient optimized implants that rely on biologic fixation may prove to be clinically superior over the long term while also alleviating the tremendous inventory burden and capital inefficiencies of generic implant distribution. It is our view that implants should be designed and optimized to fit and restore a patient's anatomy and that the ability of a robot to execute irregular cuts could exceed the capabilities of even the most skilled surgeons. Monogram believes that the use of patient-specific implants and robotic surgery will, over time, reduce complications and failure rates and lower costs considerably.

Principal Products and Services

Monogram’s primary business will be to market orthopaedic implants insertable with our orthopaedic robot. We note that initially, the Monogram implants will be insertable with both manual instrumentation or our surgical robot (surgeon option). The development of our robotic system remains our focus. We plan to execute an incremental, multi-generational product release strategy, starting with generic knee implants prepared with our robotic system. Over time our goal is to introduce optimized total knee replacements compatible with our robotic system, but only after launching our robotic system with generic implants. If we successfully commercialize our orthopaedic robot for total knee replacements and have sufficient capital and market interest, we will pursue additional clinical applications, including hip, knee, shoulder, and extremities.

The equipment required for robotic bone preparation includes:

•	Navigated surgical robots with optical tracking equipment and a cutting end-effector,

•	Pre-operative and intra-operative software guidance application,

•	Consumable Tissue ablation tools, and

•	Navigation consumables (fiducial markers, tracked retractors, etc.)

The Monogram robotic system and related hardware (end-effector) are multi-use capital equipment. Monogram’s pre-operative planning software, robotic controls, and intra-operative software are needed to use the robotic system properly. This software will be subject to an annual license billed based on the clinical scope of use (for example, total knee arthroplasty). Each clinical application will be billed separately. A mix of re-usable and single-use instrumentation is needed during the procedure. The elements of our system are sold individually but generally must be used with the system to perform its intended clinical function properly.

A significant percentage of orthopaedic medical devices are outsourced to original equipment manufacturers (OEMs). Monogram intends to outsource much of the manufacturing of its products (including implants and instrumentation needed to execute reconstructive joint replacements) to established suppliers. These suppliers may already be approved suppliers for the most significant market participants and may have decades of product-specific manufacturing expertise.

According to an analysis conducted by Orthopaedic Network News (Vol 33, No 3, August 2022) on orthopaedic procedures, as of 2021, the average cost of implant components for all total hip procedures was approximately $5,043 and for all total knee procedures was $4,837. Monogram expects to price our products consistent with the market. We believe we are on track to be the first company to market with a CT-based navigated seven joint robot arm that can autonomously cut with a rotary tool or sagittal saw robot arm.

Near-Term Product Focus

The Company is executing a phased commercialization approach whereby it will initially launch its robotic system to prepare bone for Monogram’s generic implants with the intention to introduce more novel implants later. The Company’s generic implants are based on licensed implants that the Company has upgraded to be competitive with the current state of the art.

On July 1, 2020, the Company entered into a non-exclusive licensing and distribution agreement with a medical technology company for an FDA-approved total knee system, FDA-approved partial knee system, and FDA-approved total hip system. The agreement provides Monogram with the rights to these products, including the right to market and sell these products anywhere within the United States. The initial term of this agreement is ten (10) years, with additional one-year optional renewals following the initial term (unless the agreement is earlier terminated, which may only occur upon a breach by one of the parties to the agreement, or for cause). The Company has made material changes to these licensed products (which are not patented as of the date of this Annual Report) and does not anticipate it will be reliant on the licensing agreement described above for these products after the expiration of the initial term.

Monogram has upgraded features of its licensed implants described above and has incorporated elements from those licensed implants into novel implants. The Company has successfully completed all required testing for this novel implant, and intends for this implant to be Monogram’s first-generation press-fit implant to be used with its surgical robot, if and when the surgical robot receives clearance from the FDA.

In Q1 2023, Monogram completed a pre-submission meeting with the FDA in relation to its planned 510(k) premarket notification submission for its robot to, among other things, determine whether clinical data will be required with the Company’s 510(k) premarket notification submission for its robot. The FDA requested that the Company file a supplement to the Company’s previously submitted verification and validation plan, which has been submitted and, as of the date of this Annual Report, is currently under review by the FDA. See the “Regulation” subsection further below for more details.

Market

According to analysis conducted by Orthoworld in “The Orthopaedic Industry Annual Report” published June 2022, the orthopaedic devices market is highly concentrated, with the top seven market participants accounting for almost 66% of total sales as of 2021. Monogram’s primary target market, the joint reconstruction market, is even more concentrated, with the top four market participants accounting for approximately 75% of total market sales. Monogram’s first addressable market, knee reconstruction, is likewise consolidated, with the four most significant players controlling 81% of the market and no other company controlling more than 2.2%. The total joint replacement devices market as of 2021 was approximately $19.4 billion globally. In the United States, the number of total primary hip replacement procedures was estimated to be 505,753, and the number of total primary knee replacements was estimated to be 933,324 in 2021.

Most patients who undergo reconstructive joint replacement surgeries are aged between 50 and 80 years old, with the average patient age for hip and knee replacements around approximately 65 years of age. Many of these patients rely on third-party payors, principally federal Medicare, state Medicaid, and private health insurance plans, to pay for all or a portion of the costs and fees associated with joint replacement surgeries.

According Orthoworld in “The Orthopaedic Industry Annual Report” published June 2022, the reconstructive joint replacement market is expected to grow at an annual rate of between 3 and 3.4 percent, with growth driven primarily by an aging population, the obesity epidemic, and developments in advanced materials that have improved the longevity of implants and their efficacy for younger patients. The fastest-growing patient demographic is patients aged 45 to 54 years of age. It should be noted that COVID-19 has had a significant and material adverse impact on the orthopaedic market resulting in substantial demand destruction. These market growth estimates may not adequately reflect the effects of the COVID-19 crisis correctly, and management expects that the market for orthopaedic procedures could shrink and that the adverse impacts could last for an extended period.

Management believes that the market for robotics and surgically prepared press-fit implants will outpace broader market growth primarily because of the limited market penetration and observed growth of the Stryker Corporation, which utilizes navigated robotics and press-fit implants. In particular, management has paid close attention to Stryker’s performance in the CT-based robotically prepared press-fit knee market. The Stryker Corporation markets the MAKO, a robotic-arm assisted technology that uses a CT-based preoperative plan to help surgeons provide patients with a personalized surgical experience. According to Orthopaedic Network News (Vol 33, No 3, August 2022), Stryker has a 70% market share in cementless knee constructs, which, according to the same source, could have as much as a 10% higher average selling price than cemented knee constructs. From 2020 to 2021, Depuy Synthes, Smith+Nephew, and Zimmer Biomet had year-over-year sales increases of 13.3%, 8.7%, and 13.2%, respectively. The Stryker Corporation realized sales declines in its knee segment of 17.6% over the same period. Monogram believes this outperformance demonstrates, in part, the differentiation of the Mako system.

According to Orthopaedic Network News (Vol 33, No 3, August 2022), Stryker’s share of the robotic joint replacement procedures could be as high as 99%, with the Zimmer Rosa and Smith & Nephew Navio systems accounting for 1% combined. Management believes that this sales outperformance speaks to the distinct technological advantages of the Stryker robotic system. The Stryker Mako robot is currently the only robot that uses a CT-based planning approach combined with a navigated multi-joint cutting arm that features an integrated cutting tool.

Management believes that the market penetration of orthopaedic robotics and uncemented implants remains low. According to Orthopaedic Network News (Vol 33, No 3, August 2022), approximately 10% of knees are uncemented. According to Orthopaedic Network News (Vol 33, No 3, August 2022), approximately 8% of total primary knee replacements are robotic, and 3% of hip replacements are prepared robotically. With robotics accounting for approximately 26% of partial knee replacements, according to the same source, there is considerable room for increased utilization of robotics in joint reconstruction. The Stryker Corporation indicated in a company conference presentation on February 27, 2019, at the SVB Leerink Global Healthcare Conference, that there are 5,000 orthopaedic hospitals in the US, the majority of which they think would be a candidate for at least one robot.

According to Medtech 360 Orthopaedic Surgical Robotic Devices Global Market Analysis, the robotic-assisted procedure growth rate in knees may be as high as 29.2% compounded annually over the next seven years. Monogram’s management believes that robot penetration and the use of surgical robots for bone preparation of press-fit implants remain low. This is partly why management believes it is in the Company's best interest to simultaneously pursue the development of a novel press-fit knee that can be inserted in bone cavities prepared with a robotic system.

Management believes that optimized press-fit (also “uncemented”) implants combined with navigated robotic bone preparation will grow, driven by an industry focus on normalizing patient outcomes and efforts to mitigate clinical risk and improve productivity (one of the potential benefits of not using bone cement). At the same conference, the Stryker Corporation described the limitations of cement; handling time, set-up time, odor related to it, and most significantly, leaving behind another foreign body that can degrade over time and cause implant loosening. Monogram implants will not utilize bone cement, which we believe provides an opportunity for us to disrupt this market, especially when combined with a robotic surgical system. With the technology and product infrastructure we are developing, we believe we may be positioned to capitalize on this growing market. Because press-fit implants rely on natural biologic fixation rather than cement, the initial stability of the implants may be essential to facilitate proper osteointegration and long-term stability. Management believes that these types of implants are well suited for a robotic surgical system capable of executing high accuracy cuts.

Competition

We face competition from large, well-known, and well-established companies in the medical device industry as a whole and specifically in the orthopaedic medical device industry. The top four market participants in the joint replacement devices market are Zimmer Biomet Holdings, Inc., DePuy Orthopaedics, Inc., a Johnson & Johnson company, Stryker Corporation, and Smith & Nephew, Inc. These companies dominate the market for orthopaedic products. These companies, as well as other companies like ConforMIS, Inc., offer implant solutions, including (depending on the competitor) a combination of conventional instruments and generic implants, robotics and generic implants, or patient-specific instruments (“PSI”) and cemented patient-specific implants for use in conventional total and partial orthopaedic replacement surgeries.

Relevant technical considerations for the evaluation of orthopaedic surgical robotics include:

•      The use of advanced imaging for pre-operative planning; for example, the Mako Robot, which the Stryker Corporation owns, uses a CT scan to develop the pre-operative plan;

•        The degrees of freedom of the robotic system; for example, Monogram is working to commercialize a seven degree-of-freedom robotic arm;

•      The use of a cutting end-effector; some robotic systems do not utilize cutting end effectors but robotically position jigs that constrain the manual instrumentation used to execute the cutting;

•     The use types of cutters; some robotic systems use rotary tools while others use a sagittal saw; each type of cutter has distinct advantages and disadvantages;

•    The execution of the surgical plan; some robotic systems require the user to initiate the cutting and constrain the tool within a virtual cutting boundary, while in other robotic systems, the robot is “active,” i.e., the robot executes preplanned cut paths; and

•     The use of navigation for real-time object tracking (usually with cameras); some robotic systems do not actively track objects in the surgical field.

Currently, we are not aware of any widely commercialized technology that combines navigated surgical robotics with patient-specific press-fit orthopaedic implants or navigated surgical robotics that integrate augmented reality (“AR”) into workflows. To our knowledge, the only use of robotic technology in combination with surgical navigation is to prepare the bone for the placement of generic orthopaedic implants. We also note there appears to be limited integration of AR with surgical robotics in the market, which we are actively working on integrating into our surgical robots. As such, we believe this gives us a competitive advantage. Nonetheless, our competitors and other medical device companies have significant financial resources. They may seek to extend their robotics and orthopaedic implant technology to accommodate the robotic insertion of patient-specific implants. Many of these and other companies also offer surgical navigation systems for use in arthroplasty procedures that provide a minimally invasive means of viewing the anatomical site.

Our Innovative Approach

Monogram’s principal innovation over our competition will be the planned commercialization of a differentiated robotic system and our ability, now in development, to produce robotically inserted press-fit orthopaedic implants rapidly and at scale. The product solution architecture we are developing may, over time, enable the rapid fabrication of optimized robotically inserted orthopaedic implants. Monogram’s robotic system is designed to decrease surgical time, lower placement cost, and enable robotics for many orthopaedic applications, i.e., a platform technology.

The Monogram technology platform consists of a workflow to prepare a patient-specific surgical plan from a CT scan. The CT scan images are pre-processed by proprietary algorithms (also artificial intelligence “AI” or machine learning) to automatically segment the bone from the images, identify the anatomy of clinical interest, identify landmarks of clinical interest, and reconstruct the slices into a 3D model. The output from this processing is the input for our guidance application. The navigated robot executes cut paths that may be optimized for time to surgically prepare the corresponding bone for the high-precision placement of the implants.

We believe that Monogram’s navigated robot features several enhancements that may enhance the user experience compared to the current robots in use. The robot features seven degrees of freedom with control algorithms that leverage the kinematic redundancy of the arm to eliminate the need for intraoperative tool changes and minimize patient repositioning during cutting. Monogram is also trying to reduce surgical time without compromising the accuracy of execution to the greatest extent possible. Monogram has also integrated quick-change capabilities into the robotic system to allow users to leverage the efficiencies of various cutting instruments for different applications; for example, a sagittal saw for large bone removal and a rotary tool for fine finishing and customization. The management team believes that a highly dependable robot that reduces surgical time while executing high accuracy cuts is the highest priority for successful market adoption. In addition, the robotic system integrates Augmented Reality (“AR”) into various robotic workflows such as the registration of tracking arrays to reduce surgical time and minimize the risk of failed registration.

Press-fit orthopaedic implants are generally understood to perform better when surgeons achieve high initial stability. Stability may depend on design features and a tight fit. It is not always straightforward to design implants that surgeons can easily insert or remove (in a revision) while remaining highly stable. Monogram will design its second-generation press-fit implants to maximize cortical contact and, therefore, stability while remaining insertable. Monogram will design its future implants to reconstruct the patient’s native anatomy as closely as possible. A challenge with press-fit orthopaedic implants is removal. For example, surgeons may need to remove (also revise) implants that become infected. Monogram is working on developing highly stable implants that surgeons can easily remove in a revision without causing significant damage to the remaining bone.

We note that Monogram intends to launch its robotic system with generic press-fit implants that are insertable with manual instrumentation. In the future, assuming a successful launch with its generic implant system, Monogram intends to commercialize patient-optimized designs with features such as those described above.

For example, with generic implants in hips, manual bone preparation can contribute to periprosthetic fracture, dislocation, leg length inequality, subsidence and early loosening, and suboptimal function outcomes. With generic knee implants, aseptic loosening of the tibial component and malalignment can be reasons for failure. Current hip stems, for example, can have limited options to restore anatomy. For instance, most implants are available in only two widths despite wide human anatomic variations. Generic implants can be geometric instead of organic in shape, limiting the amount of direct bone contact required for initial stability and long-term biological fixation. There is currently no commercially viable way to produce implants matching both the internal bone cavity and the external biomechanics of the joint. The challenges of designing implants that restore anatomy, are highly stable, and easily revisable are significant. There are currently limited methods for precisely sculpting an implant’s exact complement in the bone.

Our surgical approach will attempt to use additively manufactured (“AM”) press-fit tibial knee implants that require robotically milled complementary cavities to be insertable. For our first generation of patient optimized products, we will be combining a novel Monogram tibial design with a licensed generic femoral implant, inserts, and locking mechanism to reduce the initial complexity of the development. To try and reduce the regulatory risk, we will be making the first-generation implant insertable with manual instrumentation and robotically so that we can submit the implant and robot to the FDA as separate submissions. Monogram is a pre-commercialization company that has not yet validated our manufacturing method or the clinical efficacy of our products. Our ability to commercialize certain aspects of our technology may affect the scope of development and capabilities. The commercial implementations of our designs may differ considerably from the initial design concepts. For example, cutting titanium is challenging and may require design adjustments. The goal of our implants is to more accurately restore patient anatomy and mitigate some of the potential causes of failure described above. We have conducted preliminary testing that we interpret to support our hypothesis that more accurate restoration of patient anatomy and robotic bone preparation of patient-specific implants may improve initial stability, and we believe to warrant further research. We will continue to focus our development efforts on high accuracy, time-efficient robotic execution. Our testing will likely include benchtop comparisons with implants that may represent the existing standard of care as a benchmark to demonstrate that our implants' initial stability shows less micromotion than their generic counterparts.

Furthermore, validation of the mechanical strength of our products is critically important to our success. In addition to stability testing, our R&D efforts will also test the mechanical strength requirements mandated by the FDA. Considerable work remains to validate our implant designs. For these reasons, our initial launch will couple a generic press-fit implant also insertable with manual instrument with our robotic system. Robotic bone preparation for the insertion of implants is challenging and requires many technical steps; for example, the robot must be properly calibrated, the patient bone must be accurately correlated to the pre-operative plan, and the robotic arm control must efficiently execute the plan, etc. Numerous sources of error make it challenging to prepare bone with sufficient accuracy. Our robot, the KUKA LBR Med, has never been used for this application. We have found that preparing bone for implant placement is highly challenging, even in simulated bone specimens. In addition, it is imperative to prove the stability of our system over a range of scenarios and under rigorous use.

Management believes that the Monogram equipment may be cheaper and more capital efficient than traditional knee and hip replacement systems. For example, the Mako robot produced by Stryker Corporation is the dominant leader in navigated surgical robotics, with approximately 1,500 robots installed globally (Q4 2022 earnings call). Further, in public information from a Q3 2018 Stryker Corp Earnings Call, Stryker established that it was selling its Mako robots for $1,000,000 while reporting gross profit margins on its robot sales of 62%. Our management believes that this could imply a production cost of approximately $380,000 per robot. We estimate, although we cannot guarantee, that the cost to produce our robotic system will be below this cost. Investors should note that our assumptions about the production costs of Stryker may be inaccurate or may not be current. Furthermore, management would expect that any larger and more established competitors in the market would be better positioned to discount their products than Monogram.

Sales & Orders

The specific sales process for each of our product categories is as follows:

Surgical Robot with End-Effectors

Generally, the Company must identify a surgeon within the organization willing to advocate for the hospital to purchase capital equipment. Orders are placed by hospital finance and buying departments in advance of any surgical procedures. Cost is often a significant objection to purchase. Monogram intends to address this objection by offering high-performing equipment at a competitive price. Some of Monogram’s competitors offer hospitals financing options for large equipment purchases. Monogram will explore offering financing options. Investors should note that Monogram may incur losses from the initial placement of robotic systems at discounted prices.

Monogram intends to distribute its products initially through independent distributors and contractors. We will be trying to secure contracts with national group purchasing organizations, although we cannot guarantee favorable agreements will be secured. Monogram will also likely sell service contracts and extended warranties.

Cutting Tools and Navigation Consumables

Consumable equipment is generally billed on a per-use basis and associated with the specific surgical case for which they were used. Generally, the hospital takes stock of consumed materials which Monogram bills.

Technology Platform

Monogram will license its technology platform to hospitals, which will provide those hospitals with access to Monogram’s surgeon planning portal. The motion control and intra-operative control algorithms are embedded as part of the robotic surgical system.

Implants

Initially, Monogram intends to commercialize its robotic surgical system with generic implants also insertable with manual instrumentation. Generally, a Monogram sales representative or Monogram affiliate (for example, a distributor) will support every case in person. Together with the representative, the hospital staff records the implants and materials used during the case, and the hospital issues a purchase order for these items.

We plan to attend various orthopaedic trade shows and marketing events to showcase our product pipeline to promote our Company. One of the most significant annual industry events is the American Academy of Orthopaedic Surgeons. Monogram exhibited for the first time at this event in March 2022 in Chicago.

Design

Initially, Monogram will commercialize its robotic surgical system with generic implants that are insertable robotically or with manual instrumentation. The implants will be press-fit and based on upgrades to certain licensed implant components. Notably, these licensed implants, the basis for the first-generation Monogram implants, are approved for sale by the FDA with an established clinical track record. The implant set will consist of six femur sizes, seven tibial sizes, five patella sizes, and seven insert thicknesses in 2mm increments between 10 to 22mm. Both the femur and tibia come in left and right versions. The implants will be insertable with a complete instrument set. These implants are pre-designed and will only require manufacture and distribution to reach the end customer, although preoperative case planning may lessen inventory burdens, even with generic implants.

The next generation of Monogram press-fit implant designs will seek to optimize for initial stability. Monogram intends to use raw CT images to guide this process. Monogram intends to utilize technology to determine the implant designs that will be sent to a manufacturer to produce. Monogram may combine specific existing generic implant components with specific proprietary monogram components. For example, for knees, we may combine our tibial component with a generic locking mechanism, insert, and femoral component. For hips, we may combine a Monogram hip stem with other generic components of the total hip implant system, such as the head, liner, and acetabular cup. Monogram will be producing a proprietary tibia, but the other components of the total knee replacement (femoral implant and plastic insert) may be standard. We will not develop a custom femur or inserts for the next generation Monogram knee. Monogram intends to focus its development efforts only where management believes there is a clear potential to drive clinical benefits from technology advances.

Monogram’s other products are pre-designed and will only require manufacture and distribution to reach the end customer.

Manufacturing

The first-generation cementless generic implants will be manufactured from medical grade cast Cobalt Chromium-Molybdenum alloy per ASTM F75 and coated on the bone facing side with sintered asymmetric CoCr beads to provide a rough-textured coating to support bone ingrowth. They will also be offered with the asymmetric bead surface coated with commercially pure Titanium deposited via a plasma vapor deposition (PVD) process. An established ISO13485 manufacturer will manufacture our implants.

The next-generation implant designs will be 3D printed out of titanium. Our titanium implants will be a biocompatible medical-grade titanium alloy with a chemical composition corresponding to ISO 5832-3, ASTM F1472, and ASTM B348. Our implants will either be manufactured by an established ISO13485 contract manufacturer or the medical technology partner from which we have licensed certain implant components. The Company is in discussions with development and manufacturing companies for these services.

Manufacturing of our surgical robots, navigation consumables, and cutting tools will be outsourced to well-established FDA-registered ISO13485 approved manufacturers with proven quality management systems. Our robot arm is the LBR Med, which the KUKA Robotics Corporation manufactures.

Quality Control and Dispatch

Our proposed distribution model contemplates using a distribution facility to ship our products to customers. Such facilities will receive final products from our suppliers that their respective quality management systems have approved. Our distribution facility would then conduct a final inspection of the products and, once approved, ship them to our customers. Our distribution facility may assemble or repackage certain of these components for shipment.

Monogram may receive and inventory certain items. Monogram has a Quality Management System (QMS) and has implemented Material Requirements Planning (MRP) software (Netsuite) to ensure the team follows proper quality control processes.

Our Market

We intend to market our products to orthopaedic surgeons, hospitals (or other medical facilities), and patients. Our ideal customers are hospitals and outpatient facilities in high population metropolitan regions that employ high-volume technology-focused surgeons.

Provided we obtain FDA approval for our surgical robotic system successfully, which we cannot guarantee at this time, we intend to market and sell our products in the United States through direct sales representatives, independent sales representatives, and distributors. Over time, if we can scale operations in the United States successfully, and provided we can obtain the necessary regulatory approvals, we would launch in other markets if we can scale operations in the United States successfully. We intend to try and enter contractual arrangements with national Group Purchasing Organizations that may contract with hospitals and outpatient facilities to source products.

Research and Development

Currently, the Company has several research and development (“R&D”) initiatives underway. These initiatives include interoperable cutting with a rotary tool or a sagittal saw. We currently have six (6) robots and eleven (11) navigation systems used for R&D initiatives. In addition, Monogram is testing novel methods of registration and tracking. On December 28, 2021, the Company received an award notice from the National Science Foundation for its SBIR Phase I proposal for the “Development of a tracking system for computer-assisted surgery” for a total intended award amount of $256,000. Much of our current research relates to autonomous robotic execution and reducing the speed of robotic execution without compromising accuracy.

In 2020, the majority of our R&D expenses were related to costs incurred developing and testing our robotic system, specifically active cutting with a rotary tool. In 2021, the majority of our R&D-related expenses were related to the research and testing of our robotic system, specifically active cutting with a sagittal saw. During testing and based on surgeon feedback, it became evident that interoperable cutting with a rotary tool or a sagittal saw would likely be necessary to execute cuts efficiently. The majority of our 2021 R&D expenses were in connection with several R&D initiatives commenced in 2021, including novel registration methods, testing various cutting configurations of our robotic end-effectors, testing alternative methods of robotic navigation, testing and optimizing cutting instrumentation and tooling, and performance testing of our surgical robot and related surgical workflows. In 2022, the majority of our R&D expenses were related to the development of our robotic surgical system and preparations for our planned 510(k) submission for our surgical robot with the FDA. In 2023, we expect to continue spending at elevated levels on R&D as we continue our development. We intend to continue our research, such as cadaveric studies of our robotic system and knee implants, the development of our registration and preoperative planning, the development of our surgical navigation systems, the development of our guidance applications, and continued development and testing of our surgical navigation systems our implants.

The Company has installed a 352 square foot cadaver lab in its Austin facility to support its research and development initiatives. The cadaver lab has a dedicated surgical robot and navigation system that engineers use to support testing and product development. Monogram currently has seven surgeons under contract to support our engineers with subject matter expertise, design input, and testing services. In October 2020, we held our first successful cadaver lab test with members of our surgeon panel. The Company continues to conduct cadaver labs regularly.

While our initial focus is total knee replacements followed by partial knee and hip replacements, we are also investigating shoulders, ankles, and spine applications for our technology. We have not expended any material funds on these investigations and have not begun development on any products related to shoulders, ankles, or spine treatments. We note that there may be applications for components of our system. For example, with our registration algorithm, we have demonstrated registration of synthetic spine models.

Employees

As of the date of this Annual Report, the Company has 27 full-time employees, 24 of which are expected to work out of our headquarters at 3913 Todd Lane, Suite 307, Austin, TX 78744.

Advisors

Monogram has recruited seven practicing surgeons to support our development and validation efforts and provide practical user input. These surgeons currently practice at orthopaedic centers such as The Orthopaedic Specialty Center of Northern California, Orthopaedic Specialists of Austin, and Columbia University. These advisors are engaged pursuant to consulting agreements. The terms of these agreements vary on a case-by-case basis, but in general, advisors receive hourly cash compensation (approximately $400 per hour) and stock options for their services to our Company. Advisors agree to provide a minimum number of service hours to Monogram per year on a case-by-case basis. Monogram retains the rights to any work products (intellectual property or otherwise) created by these advisors. These advisors are not employees of Monogram.

Regulation

Medical products and devices are regulated by the Food and Drug Administration (the “FDA”) in the United States and can be regulated by foreign governments for devices sold internationally. The Federal Food, Drug, and Cosmetic Act and regulations issued by the FDA regulate testing, manufacturing, packaging, and marketing of medical devices. Under the current regulations and standards, we believe that our products and devices are subject to general controls, including compliance with labeling and record-keeping rules. In addition, our medical devices require pre-market clearance, which for our products and devices will require a 510(k) premarket notification submission.

Further, our manufacturing processes and facilities are subject to regulations, including the FDA’s Quality System Regulations (“QSR”) (formerly Good Manufacturing Practices). These regulations govern how we manufacture our products and maintain documentation for our manufacturing, testing, and control activities. In addition, to the extent we manufacture and sell products abroad, those products are subject to those countries' relevant laws and regulations.

Finally, the FDA and various state agencies regulate the labeling of our products and devices, promotional activities, and marketing materials. Violations of regulations promulgated by these agencies may result in administrative, civil, or criminal actions against our manufacturers or us by the FDA or governing state agencies.

As of the date of this Annual Report, Monogram has not yet received clearance to market its products in the United States (FDA) or internationally. As such, the Company is not currently selling or distributing any products currently under review by the FDA. Management believes it is in the Company's best interest to pursue separate regulatory submissions for the robot and implants, and believes it is best to pursue FDA clearance of its surgical robot first. In the first quarter of 2023, Monogram held a pre-submission meeting with the FDA in relation to its planned 510(k) premarket notification submission for its robot. The primary purpose of the meeting was to determine the sufficiency of the Company’s submitted verification and validation plan, and to determine whether clinical data will be required with the Company’s 510(k) premarket notification submission for its robot. The FDA requested the Company file a supplement that has been filed and is under review by the FDA as of the date of this Annual Report. If the FDA advises us that clinical data will be required in connection with our submission, it will materially negatively impact our timeline to FDA submission of our 510(k) premarket notification for our robot, leading to a significant delay, and would also significantly increase the expected costs with obtaining FDA clearance of our robot.

Intellectual Property

The Company has developed its own intellectual property and has also licensed intellectual property from Mount Sinai. All intellectual property licensed from Mount Sinai includes named inventors that are affiliates of Mount Sinai - for example, Dr. Unis.

Information on patent filings by the Company licensed from Mount Sinai are included below:

The following patents have been issued:

ID Type	Patent Name	U.S. Patent No.	Date of Issuance
Issued Patent	APPARATUS, METHOD AND SYSTEM FOR PROVIDING CUSTOMIZABLE BONE IMPLANTS	10,945,848	16-Mar-21

The following patent applications are currently under review:

ID Type	Patent Name	Application	Filing Date
Patent Application Number	CUSTOMIZED TIBIAL TRAYS, METHODS, AND SYSTEMS FOR KNEE REPLACEMENT	PCT/US2020/020279	28-Feb-20

U.S. Provisional Patent Application Number	REGISTRATION AND/OR TRACKING OF A PATIENT'S BONE EMPLOYING A PATIENT SPECIFIC BONE JIG	62/990,827	17-Mar-20

Patent Application Number	CUSTOM HIP DESIGN AND INSERTABILITY ANALYSIS	PCT/US2020/028499	16-Apr-20

Patent Application Number	A SYSTEM AND METHOD FOR INTERACTION AND DEFINITION OF TOOL PATHWAYS FOR A ROBOTIC CUTTING TOOL	PCT/US20/33810	20-May-20

Patent Application Number	ROBOT MOUNTED CAMERA REGISTRATION AND TRACKING SYSTEM FOR ORTHOPEDIC AND NEUROLOGICAL SURGERY	PCT/US2020/035408	29-May-20

Patent Application Number	IMPLANT PLACEMENT GUIDES AND METHODS	63/268,070	16-Feb-22

Additionally, the Company has developed its own intellectual property, which would not require a license from Mount Sinai. Information on patent filings by the Company are included below:

ID Type	Patent Name	Application	Filing Date
Patent Application Number	FAST, DYNAMIC REGISTRATION WITH AUGMENTED REALITY	63/266,380	4-Jan-22

Patent Application Number	DATA OPTIMIZATION METHODS FOR DYNAMIC CUT BOUNDARY	63/266,471	6-Jan-22

Patent Application Number	OPTIMIZED CUTTING TOOL PATHS FOR ROBOTIC TOTAL KNEE ARTHROPLASTY RESECTION SYSTEMS AND METHODS	63/302,527	24-Jan-22

Patent Application Number	ROBOTIC SYSTEMS WITH VIBRATION COMPENSATION, AND RELATED METHODS	63/302,122	23-Jan-22

Patent Application Number	ACTIVE ROBOTIC SYSTEMS WITH USER CONTROLLER	63/302,270	24-Jan-22

Patent Application Number	SURGICAL CUTTING TOOLS AND CUTTING TOOL ATTACHMENT MECHANISMS, AND RELATED SYSTEMS AND METHODS	63/296,849	5-Jan-22

Patent Application Number	CART STABILIZATION SYSTEM, ROLLING CART ELEMENTS AND METHODS OF USING SAME	63/302,414	24-Jan-22

Provisional Patent Application	NAVIGATION AND/OR ROBOTIC TRACKING METHODS AND SYSTEMS	63/037,699	11-Jun-20

On March 25, 2019, Monogram instructed the law offices of Heslin Rothenberg Farley & Mesiti P.C. to conduct a Freedom to Operate (FTO) search on certain embodiments of Monogram’s knee design and robotic surgical approach. The goal of this FTO was to establish the ability of our Company to develop, make, and market products utilizing our knee design and robotic surgical approach without legal liabilities to third parties (e.g., other patent holders). Management of Monogram believes the results from this FTO search are favorable to the Company concerning the risk of third-party IP litigation against the Company. Still, there is no guarantee that our view is correct in this regard.

Software License

On April 16, 2021, Monogram licensed certain proprietary software and technology assets for a one-time fee of $625,000 from a surgical robotics company. On April 22, 2021, Monogram licensed certain proprietary software and technology assets for a one-time fee of $350,000 from the same surgical robotics company. These licenses required only the one-time payments listed above and provide Monogram with a worldwide, non-exclusive license to use the licensed technology and software in perpetuity.

Before licensing these software and technology assets, Monogram had been internally developing similar software and technology assets for its surgical robotic platform and surgical workflow. However, Monogram believes that licensing this software and technology provides a quicker and more efficient solution than developing similar technology in-house. The former CTO of the same surgical robotics company joined Monogram as the VP of Engineering on April 5, 2021.

Acquisition Opportunities

We do not have any current plans to acquire the assets or operation of other entities, but we believe that opportunities may become available. Should there be an opportunity to make an acquisition, our goal would be to ensure that the assets or operations to be acquired are a good fit and that the acquisition terms align with the Company's interests. Acquisitions would likely be in the form of cash and equity. The cash portion of any acquisition would likely come from obtaining financing from lenders or future equity financing rounds, neither of which have been identified or may become available on terms favorable to us, if at all. Such financing would require that the Company take on new expenses related to servicing new debt or broker commission fees. Any equity used for an acquisition would come from issuing additional shares of the Company’s stock in exchange for the stock of the acquired entity. The issuance of stock would likely occur in a transaction that is not registered with the Commission and could result in the dilution of the investors in our offering. Additionally, investor consent would not be sought if the Company had sufficient authorized shares available.

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise. See “Risk Factors” for a summary of risks our Company may face in relation to litigation against our Company.

The Company’s Property

The Company leases office space at 3913 Todd Lane, Suite 307, Austin, TX 78744, which serves as its headquarters. Monogram intends to lease distribution facilities in the future. As of March 14, 2022, the Company amended its lease to include the adjacent Suite 308 which currently houses its cadaver lab.

Item 2. Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2022 and December 31, 2021 should be read in conjunction with our financial statements and the related notes included in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Monogram Orthopaedics, Inc was incorporated under the laws of the State of Delaware on April 21, 2016, as “Monogram Arthroplasty Inc.” On March 27, 2017, the Company changed its name to “Monogram Orthopaedics Inc.” Monogram Orthopaedics is developing a product solution architecture with the eventual goal to help facilitate patient-optimized orthopaedic implants by linking 3D printing and robotics via automated digital image analysis algorithms. The Company has a robot prototype that can execute optimized paths for high-precision insertion of optimized implants in synthetic and cadaveric bone specimens. These implants and cut-paths are prepared based on proprietary Monogram designs. Monogram intends to produce and market robotic surgical equipment and related software, orthopaedic implants, tissue ablation tools, navigation consumables, and other miscellaneous instrumentation necessary for reconstructive joint replacement procedures.

The Company is executing a phased commercialization approach whereby it will initially launch its robotic system to prepare bone for Monogram’s generic implants and intends to introduce more novel implants later. The Company’s generic implants are based on licensed implants that the Company has upgraded to be competitive with the current state of the art.

Results of Operations

Year ended December 31, 2022 Compared to Year ended December 31, 2021

Revenues. The Company is in an early stage of development. During the year ended December 31, 2021, the Company briefly acted as a distributor, licensing and selling another Company’s already FDA-approved products to provide a source of revenue to the Company prior to FDA approval of its principal products, the timing of which such approvals cannot be estimated by management. The Company generated revenues of $628,246 from these sales of licensed, third-party products during the year ended December 31, 2021. The Company halted these activities before the end of 2021 and has not made any such sales since. The Company does not have any current plans to resume these activities. The Company did not generate any revenues for the year ended December 31, 2022.

Cost of Goods Sold. Costs of goods sold during the year ended December 31, 2021 was $458,675, and was comprised primarily of license fees for those licensed products sold by the Company in 2021 as described above, as well as related inventory acquisition expenses. There were no costs of goods sold for the year ended December 31, 2022, as the Company did not make any sales of products in 2022.

Operating Expenses. Our operating expenses for the years ended December 31, 2022 and 2021 primarily consist of the categories outlined below, and totaled $10,613,147 for the year ended December 31, 2022, a slight increase of 1.59% compared to $10,447,207 for the year ended December 31, 2021:

•	Marketing and advertising expenses decreased to $2,714,421 for the year ended December 31, 2022, from $3,271,600 for the year ended December 31, 2021. The majority of the Company’s marketing and advertising expenses in 2022 and 2021 were comprised of marketing campaigns for the Company’s Series B & C Offerings. The 17.03% decrease for the year ended December 31, 2022 compared to 2021 was primarily due to the termination of the Series B Offering on February 18, 2022 – after which the Company’s marketing and advertising spending significantly reduced.

•	Research and development costs decreased slightly to $4,972,881 for the year ended December 31, 2022, from $5,278,768 for the year ended December 31, 2021. Research and development expenses in 2022 and 2021 were primarily comprised of research related to the development of our sagittal cutting systems and related platform software required to operate our active navigated robotic system and remained relatively stable during the years ended December 31, 2022, and 2021. The decrease in 2022 of 5.79% is largely the result of our Company’s progressing in its development of its systems and software, which has slightly reduced the amount of resources our Company has needed to dedicate to research and development.

•	General and administrative expenses increased to $2,925,845 for the year ended December 31, 2022, from $1,896,839 for the year ended December 31, 2021, an increase of 54.25%. General and administrative expenses are primarily comprised of facilities expenses (such as rent), professional fees, salaries, benefits, and payroll taxes. The significant increase in 2022 of general and administrative expenses is primarily related (i) an increase in payroll and related expenses resulting from an increase in the number of full time employees of the Company, and an increase in bonus and stock-based compensation to help ensure labor retention in a tight labor market, (ii) legal expenses related to intellectual property protection and fund raising activities, and (iii) a one-off trade show expense incurred in 2022.

Other expenses: Other expenses for the year ended December 31, 2022 were $3,333,800 – a significant increase from other expenses of $1,537,332 for the year ended December 31, 2021, which was almost entirely driven by an increase in warrant liability in 2022 compared to 2021. During the years ended December 31, 2022 and 2021, the Company recognized a loss of $3,431,865 and $1,563,439, respectively, related to an increase in our warrant liability. This loss is due primarily to the impact of the anti-dilutive warrants issued in December 2018 that are exercisable into shares of the Company’s Common Stock equal to 5% of the fully diluted capitalization of the Company, plus shares of each class or series of Preferred Stock of the Company equal to 5% of the total issued and outstanding number of shares of Preferred Stock of the Company. As the Company issues shares in connection with its ongoing capital raising efforts, and as the Company sells its shares of capital stock for a higher price per share, the value of shares issuable upon the exercise of these warrants increases proportionally due to the anti-dilution terms of these warrants. Since Monogram continued to issue shares in connection with its Series B & C Offerings, at a higher price per share than in previous offerings of the Company, the value of shares issuable upon the exercise of these warrants increased proportionally during the year ended December 31, 2022, due to the anti-dilution terms of these warrants. The increase in warrant liability in 2022 was slightly offset by $256,000 in grant income received by the Company from a governmental research and development award grant the Company received in 2022, as well as $98,065 in interest income received from operations bank accounts.

As a result of the foregoing, the Company generated a net loss of $13,690,947 for the year ended December 31, 2022, a 15.9% increase compared to a net loss of $11,814,968 for the year ended December 31, 2021.

Liquidity and Capital Resources

At December 31, 2022, the Company’s cash on hand was $10,468,645, which was comprised of investments from the Company’s Series B Offering that terminated in February 2022 and the Company’s Series C offering which terminated in January 2023. The Company has recorded losses since inception and, as of December 31, 2022, had positive working capital of $2,207,753 and total stockholders’ equity of $4,149,176. Most recently, the Company has been primarily capitalized through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company, although there can be no assurance that we will be successful in these fund raising efforts. Absent additional capital, the Company may be forced to reduce expenses significantly and could become insolvent.

The Company has commenced a new offering under Tier 2 of Regulation A, which was qualified by the SEC on March 1, 2022, in which it seeks to raise up to $30,000,000 from the sale of its Common Stock (the “Common Stock Offering”). The Company estimates that the proceeds raised from the Series B Offering, Series C Offering, and Common Stock Offering may be sufficient to fund the Company’s current rate of operations for the 12 months following the date of this report.

Issuances of Equity

On September 20, 2019, the Company commenced an offering under Regulation A under the Securities Act of 1933 pursuant to which it offered shares of its Series A Preferred Stock (the “Series A Offering”). On March 17, 2020, the Company filed a 253G2 supplement in connection with the Series A Offering, indicating that the Company intended to terminate the Series A Offering on April 24, 2020. The Company raised gross proceeds of $14,568,568 from the Series A Offering.

On January 15, 2021, the SEC qualified an offering of its Series B Preferred Stock, in which the Company sought to raise up to $30,000,000 from the issuance of 4,784,689 shares of Series B Preferred Stock (the “Series B Offering”). On June 1, 2021, Monogram filed a supplement on Form 253G2 to increase the price per share in the Series B Offering from $6.27 per share to $7.52 per share, effectively increasing the maximum offering amount to $34,863,105 in the Series B Offering. The Company terminated the Series B Offering on February 18, 2022. In total, Monogram raised $21,129,000 from the sale of 3,154,786 shares of Series B Preferred Stock in the Series B Offering.

On July 14, 2022, Monogram commenced a Regulation Crowdfunding offering, pursuant to which it raised gross proceeds $4,599,145 from the issuance of 464,049 shares of Series C Preferred Stock, for approximately $3,867,000 in net proceeds (after accounting for offering expenses). The Series C Offering is closed as of the date of this Annual Report.

On March 1, 2023, the SEC qualified an offering under Tier 2 of Regulation A by the Company of up to $30,000,000 worth of its Common Stock (the “Common Stock Offering”). As of the date of this report, the Company has not closed on any investments in the Common Stock Offering.

Indebtedness

As of December 31, 2022, the Company had $9,540,886 in total liabilities. Of this amount, $7,519,101 was represented by the estimated fair value of our warrant liability (almost all of which is attributable to outstanding warrants held by Pro-Dex, Inc. (“Pro-Dex”) under the terms of its warrant agreement filed as Exhibit 6.10 to this Annual Report). Other liabilities include trade accounts payable, accrued expenses, and the present value of the Company’s operating lease payment commitments.

The Company owed its Chief Executive Officer $320,000 in salary and bonus payable at December 31, 2022. As of the date of this Annual Report, $40,500 of this amount has been repaid to the Company’s CEO.

The Company currently has no material commitments for capital expenditures.

Trend Information

Our primary addressable market is for knee procedures, specifically primary Total Knee Arthroplasty (“TKA”) procedures (Monogram has a patent on a novel Total Hip Arthroplasty (“THA”) design, but we will not be pursuing commercialization until after the knee has been successfully approved). Reconstructive joint replacement procedures intend to replace the diseased or damaged bone with fabricated implants to restore patient function. Management of the Company has reviewed third-party reports by Orthopaedic Network News (Vol 33, No 3, August 2022) that identify that approximately 933,324 primary TKA procedures were conducted in the United States in 2021, compared to 786,718 TKA procedures in 2020. This increase in primary TKA procedures represents a year-over-year increase in surgical volume from 2020 to 2021 of 19%. Management believes this increase partly reflects the impact of “pent-up” demand related to the COVID-19 pandemic and exceeds normal trends.

Joint reconstruction is widely recognized as a highly effective treatment as measured by the rates of long-term survivability. Generally, implants are surgically inserted with fixation achieved via cement or osseointegration (“press-fit,” “cementless,” “uncemented”). Monogram is focusing its developments on cementless knee fixation.

We expect the procedure volumes to increase, driven by demographic tailwinds and rising adoption of uncemented implant use. The cementless knee segment may increase by an estimated 400,000 procedures from 2020 to 2024, representing an increase in the segment of approximately $1.21 billion (Technavio. Cementless Total Knee Arthroplasty Market by Product and Geography - Forecast and Analysis 2020-2024 (2020)). According to Orthoworld in “The Orthopaedic Industry Annual Report” published June 2022, the global market for Knee Joint Reconstruction Sales in 2021 was estimated to be $9.0 billion, up from $7.8 billion in 2020. Those same publications projected the Knee Joint Reconstruction market to increase to $10 billion by 2025. According to Orthopaedic Network News (Vol 33, No 3, August 2022) the average selling price for a cementless primary knee implants was estimated by one industry publication to be $4,427 in 2021. While insurers and other healthcare providers such as Centers for Medicare & Medicaid Services (“CMS”) seem to recognize that these procedures are generally effective at returning patients to productivity, pressures persist in improving quality and reducing cost. We believe these pressures are a potential tailwind for technologies that help surgeons consistently achieve positive total “episode of care” outcomes (reducing the length of stay, reducing revision surgeries, supporting better patient outcomes, etc.).

The push for reproducible positive outcomes has been positive for the adoption of computer-assisted surgical robotics. Some new studies indicate that robotic TKA is associated with a shorter length of stay, reduced utilization of services, and reduced 90-day payer costs compared with manual procedures (Cool, C., Jacofsky, D., Seeger, K., Coppolecchia, A., Sodhi, N., Ehiorobo, J.,; Mont, M. (n.d.). A 90-day episode-of-care cost analysis of robotic-arm assisted total Knee Arthroplasty. EPiC Series in Health Sciences, published October 26, 2019). Management expects robot adoption to continue. According to Medtech 360 "Orthopaedic Surgical Robotic Devices" 2019 Global Market Analysis, approximately 514,000 TKA procedures could be robotic by 2027.

The emergence of 3D printing technologies, which allow manufacturers to print porous structures directly into implants, could also help drive uncemented implant adoption. As identified in the above industry studies, our view is that the growth and demand for press-fit uncemented implants are increasing, and the market penetration of press-fit implants for knee replacements remains low. Currently, surgeons affix approximately 85% of TKAs with bone cement (Matassi, F., Carulli, C., Civinini, R. & Innocenti, M. Cemented versus cementless fixation in total knee arthroplasty. Joints 1, 121-125 (2013)). Further, we believe that the combination of robotics and 3D printing appears to be highly synergistic because of the benefits of precision bone preparation for press-fit implants. Moreover, we believe that advances in 3D printing will continue to improve the mechanical properties and viability of 3D printed implants in a range of applications.

Monogram is actively commercializing a robotic surgical system and press-fit primary knee implants. Over the next six months, we do not anticipate sales of products currently under development or sales of licensed implants, which have been discontinued pending planned improvements. Our primary focus in the near-term is to submit our surgical robot for Section 510(k) clearance with the FDA.

We believe we are on track to be one of the first companies to market with an active cutting navigated robot arm that can cut with a sagittal saw or rotary tool. We aim to be a first-mover for 3D printed patient-optimized implants with bone cavities prepared robotically. The current market for orthopaedic robotics remains highly consolidated, with the Stryker Mako Robot enjoying a dominant market position. There is currently no widely distributed robotic system that features a navigated multi-joint robot arm capable of active cutting (i.e., non-user-initiated cuts) that uses a CT-based planning approach. Our advisors and management observe that there have been no new market entrants with these capabilities as of the date of this filing and therefore believe we are in a good position to be the first company to market in this respect.

We believe that the market penetration of computer-assisted robotic procedures will continue to increase and we expect technology to improve. Advances in image processing, navigation, robotics, and advanced manufacturing are favorable developments.

Relaxed Ongoing Reporting Requirements

We have applied to Nasdaq to list shares of our Common Stock under the symbol “MGRM” On the Nasdaq Capital Market. At the conclusion of our Common Stock Offering, we intend to file a registration statement on Form 8-A, which, if declared effective, would have the effect of making us become a public reporting company. We will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our shareholders could receive less information than they might expect to receive from more mature public companies.

Item 3. Directors, Executive Officers And Significant Employees

The directors, executive officers and significant employees of the Company as of the date of this Annual Report are as follows:

Name	Position	Age	Date Appointed to Current Position	Approximate hours per week for part-time employees
Executive Officers
Benjamin Sexson	Chief Executive Officer, President	40	April 2018	N/A
Noel Knape	Chief Financial Officer	54	January 2023	N/A

Directors
Benjamin Sexson	Director	39	April 2018	N/A
Dr. Douglas Unis	Director	53	April 2016	4
Rick Van Kirk*	Director (1)	62	April 2016	0 (Approx. 8 hours a year)
Noel Goddard*	Director	48	July 2020	0 (Approx. 8 hours a year)
Paul Riss*	Director	67	November 2022

Significant Employees
Kamran Shamaei, PhD	Chief Technology Officer	40	April 2021	N/A

*Independent Director

(1)	Mr. Van Kirk was elected by Pro-Dex, Inc. pursuant to rights granted to Pro-Dex. Inc. via a secured promissory note agreement. The agreement provides that Pro-Dex, Inc. shall have the right to appoint one director of the Company so long as Pro-Dex, Inc. holds the note or any of the securities issuable upon conversion of the note. As of the date of this Annual Report, this note has been repaid and is no longer outstanding. No portion of the note was converted into any securities of Monogram.

Benjamin Sexson, CFA – CEO, President, and Director

Benjamin Sexson is the Chief Executive Officer, President, and a Director of Monogram Orthopedics, and has served in such capacities since he joined the Company in April 2018. Prior to joining Monogram, Mr. Sexson served as the Director of Business Development at Pro-Dex, Inc., one of the largest OEM manufacturers of Orthopedic Robotic End-Effectors in the world, from October 2015 to April 2018. In his tenure at Pro-Dex, Mr. Sexson was responsible for helping support the development, management, and launch of the company’s first ever custom proprietary product solution and successfully negotiating the highest margin distribution agreements with a major strategic partner. In addition, Mr. Sexson helped secure and negotiate two additional major development agreements and helped expand the company’s addressable markets from powered surgical tools in CMF to Thoracic, Trauma, Spine and Extremities as well as other product applications. Mr. Sexson is a named inventor on multiple patent applications at Pro-Dex. Prior to joining Pro-Dex, Mr. Sexson started Brides & Hairpins, a successful B2B retail brand that currently supplies Nordstrom, Bloomingdales, Urban Outfitters. Prior to that, Mr. Sexson worked in various finance positions and is a CFA Charterholder. Mr. Sexson graduated with honors from Caltech with a Bachelor’s Degree in Mechanical Engineering in 2006.

Noel Knape, CPA, MBA – CFO

Mr. Knape has over 25 years of financial management experience leading financial departments in multinational publicly traded companies as well as developing and implementing financial control infrastructures for Private Equity backed companies in the initial stages of business. Before joining Monogram, he was CFO of ProFlex Technologies from September 2020 January 2023, a start-up technology company commercializing proprietary leak detection technology in the oil and gas transmission industry, where he has implemented and managed financial control and reporting functions, developed pricing and market entry strategies, and developed the pitch deck and valuation for negotiations with their strategic partner for future acquisition. He is still an advisor to Proflex Technologies. Prior to ProFlex, he was VP of Finance at Newpark Fluids Systems from January 2019 to April 2020, where he oversaw the restructure of the North American Operations to rationalize costs and led the development of the 5 year strategic plan. As VP Finance at MicroSeismic, Inc. from 2016 to 2019, he led the accounting and finance functions and managed investor and bank relations. As Americas Controller with Shawcor, he led the financial integration of several acquisitions, restructured the operations in Brazil, and implemented the Oracle ERP system. Mr. Knape has held several senior financial management positions internationally, including Country Controller, and Regional Controller with Weatherford International, Saxon Resources and Western Geophysical where he acted as the business partner of the operations manager and safeguarded the company assets. He is a board member of Kizer Energy, serving as head of the internal control and audit committee. He holds a Master of International Management from The American Graduate School of International Management (Thunderbird) and a CPA license issued by the Arizona Board of Accountancy. Mr. Knape is an avid alpine skier and outdoor enthusiast.

Dr. Douglas Unis – Founder and Director

Dr. Douglas Unis is a board certified orthopedic surgeon specializing in adult reconstructive surgery and is the founder and Chief Medical Officer of Monogram Orthopedics, Inc. Dr. Unis founded Monogram Orthopedics in 2015, and has served as a Director of the Company since its inception. Dr. Unis has served as an Associate Professor at the Icahn School of Medicine since November 2015 and has been a practicing surgeon since 2004. He began serving as an Assistant Professor at Icahn School of Medicine at Mount Sinai in March 2014, until becoming an Associate Professor in November 2015. Dr. Unis has consulted with many leading orthopedic companies including Zimmer Biomet and Think Surgical. Prior to founding Monogram Orthopaedics, Dr. Unis was a consultant with Think Surgical, working with them for over 4 years to help with the development of their robotic total hip and knee arthroplasty system. Dr. Unis is widely recognized as a leader and innovator in the NYC area having performed the regions’ first muscle sparing anterior total hip replacement in 2005. Dr. Unis earned his BA from Duke University and Doctor of Medicine from Case Western Reserve University and later completing his residency at Northwestern University and a fellowship from Rush University in Adult Reconstruction.

Rick Van Kirk – Independent Director

Mr. Richard L. Van Kirk is a Director of Monogram, and has served in this capacity since our inception. He is the Chief Executive Officer of Pro-Dex, Inc. (“Pro-Dex”), the largest OEM manufacturer of Orthopedic Robotic End-Effectors on the market. Mr. Van Kirk also serves on Pro-Dex’s Board of Directors. Mr. Van Kirk was appointed to the Board of Directors of Pro-Dex concurrent with his appointment as its CEO in January 2015. He joined Pro-Dex in January 2006 and was named Pro-Dex’s Vice President of Manufacturing in December 2006. In April 2013 he was appointed as the Chief Operating Officer of Pro-Dex. Mr. Van Kirk’s career includes over 13 years of management experience in manufacturing. Mr. Van Kirk previously served as Manufacturing Manager and Manager of Product Development at Comarco Wireless Technologies, ChargeSource Division, which provides power and charging functionality for popular electronic devices and wireless accessories. Prior to Comarco, Mr. Van Kirk was General Manager at Dynacast, a leader in precision die casting. Mr. Van Kirk earned a BA in Business Administration at California State University, Fullerton, and an MBA from Claremont Graduate School.

Noel Goddard – Independent Director

Ms. Noel Goddard is a seed investor with the Accelerate NY Seed Fund, where she has served as a principal since November 2017 and helped build a portfolio of 24 companies across deep technology and life science sectors. She is a serial entrepreneur, having founded/led two life science startup companies and a deep tech company most recently.  Since April 2020, she has served as the CEO at Qunnect, which builds hardware for scalable quantum networking. From July 2015 to August 2017. Ms. Goddard was the CTO of Symbiotic Health which focused on oral delivery of cellular and biologic therapeutics to the lower GI tract.  In January 2013, Ms. Goddard founded a food safety diagnostics company, Goddard Labs, in Calverton, NY, and worked with Sapling Learning, a STEM educational software startup acquired by Macmillan Learning. Ms. Goddard obtained her Ph.D. from Rockefeller University, performed postdoctoral research at Harvard Medical School as a fellow in the Society of Fellows, and served as an Assistant Professor of Physics at Hunter College, CUNY, before joining the NY entrepreneurial community.

Paul Riss, CPA, MBA – Independent Director

Mr. Riss has 30 years of experience with Securities Act and Exchange Act filings as a CEO of publicly traded companies and as a CPA with Ernst & Young. He is currently CEO of a publicly traded company, Here to Serve Holding Corp. He is a board member of an equity-based funding portal, Netcapital Funding Portal Inc., and a member of FINRA and the AICPA. Ernst & Young selected Mr. Riss as a 2001 finalist in the Entrepreneur of the Year award program for the Connecticut / Hudson Valley region. Mr. Riss earned an MBA with distinction from the Stern School of Business at New York University and was a Magna Cum Laude graduate with distinction from Carleton College. In 2000, he won the James P. Kelly Award for distinguished public service as a member of the Westchester chapter of the New York State Society of Public Accountants. Mr. Riss wrote and directed ten musical parodies to raise money for college scholarships.

Kamran Shamaei, Ph.D. –Chief Technology Officer

Kamran Shamaei received a Ph.D. from Yale University and MSc from ETH Zurich and did his postdoctoral research at Stanford University, focusing on Medical Robotics. He has extensive experience developing FDA-cleared surgical robots - Dr. Shamaei has worked on robots in early-stage development and is actively in use. Before joining Monogram, Dr. Shamaei supported the development of Monarch robots at Auris Health Inc. Before joining Auris, Dr. Shamaei worked with Think Surgical Inc. on the TSolution One Robot, one of the earliest FDA-approved active milling orthopedic robots. Dr. Shamaei was also a Principal Engineer at Motional, leading the planning team in Pittsburgh. He also served as the CTO and co-founder of a stealth startup developing surgical platforms and served as the Director of Platform at Carbon Robotics.

Kamran Shamaei joined Monogram as VP of Engineering on April 5, 2021, and was promoted to Chief Technology Officer effective January 1st, 2022.

Compensation Of Directors And Executive Officers

The following Summary Compensation Table sets forth all compensation earned in all capacities during the fiscal years ended December 31, 2022 and 2021 by our principal executive officer, Ben Sexson, who was our only executive officer during the periods presented, and whose total compensation for the 2022 fiscal year, as determined by Regulation S-K, Item 402, exceeded $100,000.

Summary Compensation Table

									Non- Qualified
								Non-Equity	Deferred
			Cash		Stock	Option		Incentive Plan	Compensation	All Other
	Year	Salary	Bonus		Award	Awards		Compensation	Earnings	Compensation		Total
Benjamin Sexson	2021	$250,000	$—	(3)	$—	$73,094	(1)	$—	$	$89,809	(2)	$412,903
Chief Executive Officer	2022	$250,000	—		$—	$145,676	(4)	$—	$	$55,000	(5)	$450,676

(1)	Represents stock option grants for 1,070,000 shares of the Company’s Common Stock (as adjusted to reflect the Stock Split) of which 227,500 vested during the 12 months ended December 31, 2021. The numbers in the table represent the dollar value of the vested stock options at the grant date of such options.

(2)	Represents $89,809 of deferred compensation owed to Mr. Sexson which was paid in 2021. As of December 31, 2021, the total deferred compensation owed to Mr. Sexson was $249,546, which includes a bonus of $125,000 accrued in 2021 that Mr. Sexson deferred.

(3)	Per the terms of his employment agreement, Mr. Sexson earned a bonus as approved by the Company’s Board which he elected to defer.

(4)	The numbers in the table represent the dollar value of the vested stock options for Common Stock at the grant date of such options. During the year ended December 31, 2022, stock options for 267,500 shares of Common Stock vested.

(5)	Mr. Sexson received deferred compensation of $55,000. As of December 31, 2022, the total deferred compensation owed to Mr. Sexson was $319,546, which includes a bonus of $125,000 accrued in 2022 that Mr. Sexson deferred.

Director Compensation

For the fiscal year ended December 31, 2022 we paid our directors as follows:

Name	Fees earned or paid in cash		Stock awards	Option awards		Non-equity incentive plan compensation	Nonqualified deferred compensation earnings	All other compensation	Total
Benjamin Sexson	$305,000	(1)	--	$145,676-	(3)	--	--	--	$450,676
Dr. Douglas Unis	$30,000	(2)	--	$146,014	(3)	--	--	--	$176,014
Rick Van Kirk	--		--	$107.16-	(3)	--	--	--	$107.16
Noel Goddard	--		--	--	(3)	--	--	--	--

(1)	Represents $250,000 in salary paid pursuant to Mr. Sexson’s employment agreement, and $55,000 of deferred compensation owed to Mr. Sexson which was paid in 2022. As of December 31, 2022, the total deferred compensation owed to Mr. Sexson was $319,546, which includes a bonus of $125,000 accrued in 2022 that Mr. Sexson deferred.
(2)	Dr. Unis earned a consulting fee of $30,000 in 2022 in consideration for his services as a consultant to the Company, pursuant to the consulting agreement between Dr. Unis and the Company. Dr. Unis receives no compensation for his services as a director. On April 5, 2021, Dr. Unis and the Company terminated the existing consulting agreement between the Company and Dr. Unis and entered into a new consulting agreement on the same date, pursuant to which the Company agreed to pay Dr. Unis $95.00 per hour for consultancy services provided by Dr. Unis. A copy of this agreement is included as Exhibit 6.1 to this Annual Report.
(3)	As of December 31, 2022 Mr. Sexson had 1,400,000 Stock Split-adjusted aggregate option awards outstanding, Dr. Unis had 1,440,000 Stock Split-adjusted aggregate option awards outstanding, Mr. Van Kirk had 2,000 split-adjusted aggregate option awards outstanding and Ms. Goddard had 2,000 Stock Split-adjusted aggregate option awards outstanding.

Executive Employment Agreement – Benjamin Sexson

The Company has an employment agreement with its Chief Executive Officer, Benjamin Sexson. The employment agreement and its amendments are filed as Exhibits 6.2, 6.3, and 6.4 to this Annual Report. The employment agreement provides for an annual base salary of $250,000 as a result of the achievement of certain milestones set forth in Mr. Sexson’s employment agreement. In addition to his salary, Mr. Sexson is eligible to earn an annual bonus in an amount of 50% of his aggregate base salary earned in such year, subject to the achievement of Company performance metrics and individual performance goals, milestones and objectives, as established from time to time by an appropriate committee of the Board.

Pursuant to Mr. Sexson’s employment agreement, Mr. Sexson is also entitled to pre-emptive rights permitting him preserve his vested equity position in the Company in the event of any additional issuances of Company Common Stock (or securities convertible into Common Stock), at a per-share price equal to the then current fair market value, as reasonably determined by the Board. Mr. Sexson does not intend to exercise this pre-emptive right in the Company’s Common Stock Offering.

Per the terms of Mr. Sexson’s employment agreement, Mr. Sexson also received an equity grant of 48,927,010 shares of the Company’s Common Stock under the Company’s 2019 Stock Option and Grant Plan. All 48,927,010 shares of Company Common Stock granted to Mr. Sexson have vested as of the date of this Annual Report. Subsequent to these grants, on May 27, 2019, the Company initiated a 25:1 reverse split, and on November 30, 2022, a 1:2 forward split.

Mr. Sexson’s employment with the Company is “at will”, and either Mr. Sexson or the Company may terminate the employment agreement at any time, with or without cause. There is no set termination date under Mr. Sexson’s employment agreement.

Consulting Agreement – Dr. Douglas Unis

On April 5, 2021, Dr. Unis and the Company entered into a consulting agreement, pursuant to which the Company agreed to pay Dr. Unis $95.00 per hour for consultancy services provided by Dr. Unis.

Pursuant to the consulting agreement, Dr. Unis is engaged as an independent contractor. The consulting agreement has customary intellectual property and/or invention assignment provisions, whereby any work product of Dr. Unis created in his capacity as a consultant for the Company is automatically assigned to the Company. The agreement also contains customary nondisclosure provisions.

The agreement will continue in effect until Dr. Unis’ services under the agreement are complete, or until the agreement is terminated by either party at their option. If Dr. Unis is unable to offer a minimum of 12 hours of service per year, it will serve as grounds for reasonable termination of the agreement.

A copy of this agreement is included as Exhibit 6.1 to this Annual Report.

Equity Incentive Plans

The Company adopted its Amended and Restated 2019 Stock Option Plan on August 28, 2020 (the “Plan”), which reserves 5,200,000 shares of Common Stock for issuance under the Plan, with up to 1,560,000 of those shares of Common Stock allowed for issuance pursuant to incentive stock options (as adjusted for the Stock Split).

The majority of the material terms of grants under the Plan are set by the Board of Directors of the Company on an individual basis (i.e. vesting periods, exercise prices, etc.).

For the years ended December 31, 2022 and 2021, we awarded 660,000 and 1,504,000 in stock options (exercisable into shares of Common Stock), respectively, with a weighted average vesting period of four years, to our officers and directors (as adjusted for the Stock Split).

Item 4. Security Ownership Of Management And Certain Securityholders

The following table sets out, as of March 31, 2023, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 5% of any class of the Company’s voting securities or having the right to acquire those securities.

Beneficial ownership is determined in accordance with Commission rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person is deemed to have “beneficial ownership” of any shares of a class of our securities that such person has the right to acquire assuming accelerated vesting and/or exercisability of all acquirable shares. For purposes of computing the percentage of outstanding shares of classes of our capital stock held by each person named below, any shares that such person has the right to acquire are deemed to be outstanding for such person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Name and Address of Beneficial Owner	Class of Stock	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable		Percent of class (4)
Executive Officers
Benjamin Sexson, 3913 Todd Lane, Austin, TX 78744 (5)	Common Stock	3,914,160	(1)	1,400,000	(1)	38.9	%(6)
	Series A Preferred	46,045		0		0.9%
	Series B Preferred	40		0		0.0%
Noel Knape, 3913 Todd Lane, Austin, TX 78744	Common Stock	0		50,000		0.4%
Directors
Dr. Douglas Unis, 3913 Todd Lane, Austin, TX 78744	Common Stock	3,445,446	(2)	1,440,000	(1,2)	35.8%
	Series A Preferred	71,306		0		1.4%
	Series B Preferred	246		0		0.0%
Rick Van Kirk, 3913 Todd Lane, Austin, TX 78744	Common Stock	0		2,000	(1)	0.0%
Noel Goddard, 3913 Todd Lane, Austin, TX 78744	Common Stock	0		2,000	(1)	0.0%
Paul Riss, 3913 Todd Lane, Austin, TX 78744	Common Stock	0		30,000		0.2%

All Executive Officers and Directors As a Group (6)	Common Stock	7,359,606		2,924,000		75.3%
	Series A Preferred	117,351		0		2.3%
5% or Greater Holders	Series B Preferred	296		0		0.0%
ZB Capital Partners LLC, 100[0] 4th Street, Suite 795, San Rafael, CA 94901	Common Stock	0		547,944	(3)	4.04%
	Series A Preferred	1,040,251		0		20.2%
The Icahn School of Medicine at Mount Sinai, 1 Gustave L. Levy Pl, New York, NY 10029	Common Stock	2,249,188		0		16.5%
	Series A Preferred	55,558		0		1.1%
Pro-Dex, Inc., 2361 McGaw Ave, Irvine, CA 92614 (7)	Common Stock	0		509,151		5.0	%(7)
	Series A Preferred	0		257,766		5.0%
	Series B Preferred	0		168,189		5.0%
	Series C Preferred	0		24,182		5.0%

(1)

The acquirable shares for Mr. Sexson, Dr. Unis, Mr. Goddard, Mr. Van Kirk, Mr. Riss, and Mr. Knape are comprised of stock options granted pursuant to the Company’s Plan. As of March 31, 2023, Noel Goddard had 2,000 options vested and exercisable within 60 days, Benjamin Sexson had 788,750 options vested and exercisable within 60 days, Douglas Unis had 828,750 options vested and exercisable within 60 days, Rick Van Kirk had 875 options vested and exercisable within 60 days, and Paul Riss and Noel Knape had no options vested and exercisable within 60 days.

(2)

The acquirable shares for Dr. Unis are comprised of stock options granted pursuant to the Company’s Plan and shares that Dr. Unis has the right to receive from Mount Sinai pursuant to the Licensing Agreement described in “Certain Relationships and Related Party Transactions”. Of this total, Dr. Unis and the Icahn School of Medicine at Mount Sinai agreed, pursuant to a separate agreement to which the Company is not a party, that Dr. Unis is entitled to 33.3% of 65% of those 2,249,188 shares owned by Mount Sinai, or 486,836 shares of Common Stock. Dr. Unis has not been issued these shares by Mount Sinai as of the date of this Annual Report.

(3)

The acquirable shares for ZB Capital Partners LLC are comprised of shares issuable to ZB Capital Partners via the exercise of Warrants. (See the Warrant Agreement between the Company and ZB Capital Partners filed as Exhibit 6.11 this Annual Report.

(4)

Percentages calculated in this column are based on the number of shares outstanding as of March 31, 2023, plus the number of shares listed in the “Amount and nature of beneficial ownership acquirable” column, which represent securities that such person has the right to acquire assuming accelerated vesting of all acquirable shares. As of March 31, 2023, there were 9,673,870 shares of Common Stock, 4,897,553 shares of Series A Preferred Stock, 3,195,599 shares of Series B Preferred Stock, and 459,455 shares of Series C Preferred Stock outstanding as of March 31, 2023. Accounting for the additional shares listed in the “Amount and nature of beneficial ownership acquirable” column above, percentages are calculated based on 13,574,965 shares of Common Stock, 5,155,319 shares of Series A Preferred Stock, 3,363,788 shares of Series B Preferred Stock, and 483,637 shares of Series C Preferred Stock outstanding, which were used for purposes of calculating the “Percent of class” calculations.

(5)

Pursuant to Mr. Sexson’s employment agreement, Mr. Sexson is entitled to pre-emptive rights permitting him preserve his vested equity position in the Company in the event of any additional issuances of Common Stock (or securities convertible into Common Stock), at a per-share price equal to the then current fair market value, as reasonably determined by the Board. Mr. Sexson does not intend to exercise this pre-emptive right in the Common Stock Offering.

(6)

Does not include 459,455 shares of Series C Preferred Stock that Mr. Sexson has the right to vote pursuant to an irrevocable proxy granted to Mr. Sexson by the Series C Preferred Stockholders. The proxy will terminate upon the earliest of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of the Company’s Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or after five years from the acquisition of the Series C Preferred Stock by the Series C Preferred Stockholders. The effectiveness of the Form 8-A the Company intends to file will result in this proxy being terminated.

(7)	Pursuant to its warrants, Pro-Dex, Inc. has the right to purchase up to 5% of the outstanding Common Stock and Preferred Stock of the Company as of the date of the exercise, calculated on a post-exercise basis.

Stock Split

On or about November 9, 2022, the Company’s Board of Directors and the majority of the Company’s Stockholders approved an amendment and restatement of the Company’s Fourth Amended and Restated Certificate of Incorporation to (i) effect a 2-for-1 split of the Company’s outstanding Common Stock, whereby each holder of Common Stock of the Company would receive two (2) shares for each one (1) share of the Company’s Common Stock owned by such holder without any action required on the part of the holder; and (ii) to increase the authorized capital stock of the Company. These transactions collectively are referred to herein as the “Stock Split”.

The Stock Split became effective upon the filing of the Company’s Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on December 9, 2022, at which time it became the certificate of incorporation of the Company. The authorized capital stock of the Company now consists of 90,000,000 shares of Common Stock and 60,0000,000 shares of Preferred Stock, par value $0.001 per share; of which 5,443,717 are designated Series A Preferred Stock; 3,456,286 are designated Series B Preferred Stock; 600,000 are designated Series C Preferred Stock; and 7,500,000 are designated Series D Preferred Stock.

Item 5. Interest Of Management And Others In Certain Transactions

On October 10, 2017, the Company entered into an Exclusive Licensing Agreement (the “Licensing Agreement”) with Icahn School of Medicine at Mount Sinai (“Mount Sinai”), an entity which is affiliated with one of our Directors, Doug Unis, who is employed as an associate professor at Mount Sinai. The Licensing Agreement grants Monogram a revenue-bearing, world-wide right and (a) exclusive license, with the right to grant sublicenses (on certain conditions) to certain intellectual property relating to customizable bone implants and surgical planning software and (b) non-exclusive license, with the right to grant sublicenses on certain conditions, to certain technical information for the exploitation of the intellectual property in its field of use and (c) royalty-free, irrevocable license for certain derivative works to be used either commercially outside the field of use or teaching, patient care or non-commercial academic research purposes. Pursuant to the Licensing Agreement, Mount Sinai had the right to receive 12% of the fully-diluted outstanding Common Stock of the Company until the Company received an aggregate of $10,000,000 in cash in exchange for its equity securities, which occurred after the Company’s Regulation A Offering of Series A Preferred Stock, resulting in the issuance of a total of 2,249,188 shares of Common Stock to Mount Sinai pursuant to the Licensing Agreement. Of this total, Dr. Unis and the Icahn School of Medicine at Mount Sinai agreed, pursuant to a separate agreement to which the Company is not a party, that Dr. Unis is entitled to 33.3% of 65% of those 2,249,188 shares owned by Mount Sinai, or 486,836 shares of Common Stock. Dr. Unis has not been issued these shares by Mount Sinai as of the date of this Annual Report. As of the date of this Annual Report, all shares issuable to Mount Sinai pursuant to the terms of the Licensing Agreement have been issued.

Pursuant to the terms the Licensing Agreement (and the Amendment thereto filed as Exhibit 6.7 to this Annual Report), we must have a first commercial sale our products within seven (7) years of the Effective Date of the agreement, or by October 10, 2024. Failure to meet this deadline would constitute a breach of our agreement, and Mount Sinai would have the right to give us a notice of default, and could ultimately terminate the Licensing Agreement if we fail to cure this default within sixty (60) days.

In addition, as part of the Licensing Agreement, we entered into a stock purchase agreement with Mount Sinai for the shares of Common Stock already issued to Mount Sinai. This agreement is filed as Exhibit 6.8.

On March 18, 2019, the Company entered into an option agreement (the “Option Agreement”) with Mount Sinai pursuant to which the Company was granted an option to license additional intellectual property rights under the terms and conditions as set forth in the aforementioned Licensing Agreement. The Company exercised this option on March 26, 2019 for an exercise fee of $1,000. (See Exhibit 6.6 to this Annual Report). The intellectual property licensed pursuant to this Option Agreement is detailed under “Description of Business – Intellectual Property”. Since this Option Agreement is governed by the terms of the Licensing Agreement, any termination of the Licensing Agreement would automatically terminate this Option Agreement.

Payments under the Licensing Agreement include:

1.	Annual license maintenance fees. Annual fees include a $10,000 fee beginning on the third anniversary of the effective date of the agreement (October 3, 2020) and each year thereafter until Monogram makes a first commercial sale of one of our products. After this first commercial sale, the annual fee increases to $30,000 per year for the next twelve (12) years, or until the patents licensed pursuant to this agreement expire – whichever occurs first.

2.	Milestone payments. Upon completion of certain significant events by the Company (i.e. “milestone” events), we must pay Mount Sinai certain fees within 45 days of the occurrence of the event. If Monogram obtains FDA clearance and/or foreign regulatory approval of Monogram’s custom implants and/or orthopaedic robot, Mount Sinai is due a fee ranging from $50,000 - $100,000, depending on the type of approvals received. If Monogram achieves net sales of $10 million, Mount Sinai will receive $400,000; and at net sales of $50 million, Mount Sinai will receive $2,000,000. Finally, if for any reason the Company receives $150 million in any transaction for any reason, Mount Sinai will receive 1% of the funds received by the Company in that transaction.

3.	Running royalties. Mount Sinai is entitled to 1.5% to 5% of the net sales of our products as a royalty, depending primarily on whether the product sales occurred in a country in which the patents licensed from Mount Sinai for such products are valid.

4.	Sublicense fees. If Monogram sublicenses its rights under this agreement to another party, Mount Sinai is entitled 15% - 60% percentage of the income received by Monogram from party to which it sublicensed. The percentage Mount Sinai is entitled to receive is primarily determined by the timing of the sublicense grant by Monogram. If it is sublicensed prior to successful implementation of the product by Monogram, Mount Sinai will receive 60% - but if sublicensed after the first commercial sale by Monogram of its product, Mount Sinai is entitled to 15%.

Pursuant to the terms the Licensing Agreement (and the Amendment thereto filed as Exhibit 6.7 this Annual Report), we must have a first commercial sale our products within seven (7) years of the Effective Date of the agreement, or by October 10, 2024. Failure to meet this deadline would constitute a breach of our agreement, and Mount Sinai would have the right to give us a notice of default, and could ultimately terminate the Licensing Agreement if we fail to cure this default within sixty (60) days. Termination will not relieve Monogram of any monetary or any other obligation or liability accrued under the agreement at the time of termination. In addition, if Monogram has sublicensed the agreement at the time of termination, the sublicense will become a direct license between Mount Sinai and the sublicensee. Monogram does not have any direct right to terminate this agreement with Mount Sinai prior to the completion of the term of the agreement.

On December 20, 2018, the Company entered into a development and supply agreement with Pro-Dex, Inc., whereby Pro-Dex, Inc. and the Company agreed, subject to certain conditions, to negotiate and endeavor to enter into a future agreements through which Pro-Dex, Inc. would develop and supply end-effectors, gearing, and saws, and other surgical products to Monogram. The Company is actively in discussions with Pro-Dex to enter into a definitive supply agreement for these products now that the Company is closer to a final design. Richard L. Van Kirk is the Chief Executive Officer of Pro-Dex, Inc. and is a Director of Monogram.

On December 20, 2018, the Company issued warrants to Pro-Dex, Inc. to purchase up to 5% of the outstanding Common Stock and Preferred Stock of the Company as of the date of the exercise, calculated on a post-exercise basis. The warrants have an exercise price of $1,250,000, may be exercised at any time prior to the earliest to occur of (i) December 20, 2025, (ii) the closing of an initial public offering of the Company’s securities, and (iii) a liquidation event by the Company, and provide certain preemptive and participation rights under the Investors’ rights agreement. Richard L. Van Kirk is the Chief Executive Officer of Pro-Dex, Inc. and is a Director of Monogram. These warrants are still outstanding as of the date of this Annual Report, and are included as exhibit 6.10.

Item 6. Other Information

None.

Item 7. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Monogram Orthopaedics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Monogram Orthopaedics, Inc. (“the Company”) as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has sustained recurring losses and has an accumulated deficit. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Warrant Liability

Description of the Critical Audit Matter

As discussed in Note 8 to the financial statements, the Company has issued and outstanding warrants which are exercisable into a variable number of shares based on the fully diluted capitalization of the Company. During year ended December 31, 2022, the Company recorded a warrant liability to account for the future issuance of a variable number of shares.

Auditing management's considerations related to the determination of the fair value of the warrant liability was complex and highly judgmental due to the significant estimation required to determine the fair value of the warrant value.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating the Company’s accounting for derivative warrants and related accounts and disclosures included the following, among others:

•	Assessing the methodologies and testing the significant assumptions used by the Company in its analysis.

•	Evaluating the relevance, consistency, and sources of the data utilized by the Company.

•	Analyzing the historical underlying documentation and agreements.

We have served as the Company’s auditor since 2019.

Spokane, Washington

March 31, 2023

Monogram orthopaedics Inc.

BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$10,468,645	$5,535,710
Prepaid expenses and other current assets	788,004	977,910
Total current assets	11,256,650	6,513,620
Equipment, net of accumulated depreciation	1,082,442	1,017,925
Intangible assets, net	758,750	968,750
Operating lease right-of-use assets	592,221	215,071
Total assets	$13,690,063	$8,715,366
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$663,170	$449,032
Accrued liabilities	748,460	464,477
Warrant liability	7,519,101	4,087,236
Operating lease liabilities, current	118,166	92,886
Total current liabilities	9,048,897	5,093,631
Operating lease liabilities, non-current	491,989	118,577
Total liabilities	9,540,886	5,212,208
Commitments and contingencies	–	–
Stockholders' equity:
Series A Preferred Stock, $.001 par value; 5,443,717 shares authorized, 4,897,553 shares issued and outstanding at December 31, 2022 and December 31, 2021	4,898	4,898
Series B Preferred Stock, $.001 par value; 3,456,286 shares authorized, 3,195,667 and 1,743,481 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively	3,196	1,743
Series C Preferred Stock, $.001 par value; 600,000 shares authorized, 438,367 and 0 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively	438
Common stock, $.001 par value; 90,000,000 shares authorized 9,673,870 shares issued and outstanding at December 31, 2022 and December 31, 2021	9,674	9,674
Additional paid-in capital	41,894,417	27,559,342
Accumulated deficit	(37,763,447)	(24,072,500)
Total stockholders' equity	4,149,176	3,503,158
Total liabilities and stockholders' equity	$13,690,063	$8,715,366

The accompanying notes are an integral part of these financial statements.

Monogram orthopaedics Inc.

STATEMENTS OF OPERATIONS

	Years Ended
	December 31, 2022	December 31, 2021
Product revenue	$–	$628,246
Cost of goods sold	–	458,675
Gross profit	–	169,571
Operating expenses:
Research and development	4,972,881	5,278,768
Marketing and advertising	2,714,421	3,271,600
General and administrative	2,925,845	1,896,839
Total operating expenses	10,613,147	10,447,207
Loss from operations	(10,613,147)	(10,277,636)
Other income (expense):
Grant income	256,000	–
Change in fair value of warrant liability	(3,431,865)	(1,563,439)
Interest income and other, net	98,065	26,107
Total other income (expense)	(3,333,800)	(1,537,332)
Net loss before taxes	(13,690,947)	(11,814,968)
Income taxes	–	–
Net loss	$(13,690,947)	$(11,814,968)
Basic and diluted loss per common share	$(1.42)	$(1.22)
Weighted-average number of basic and diluted shares outstanding	9,673,870	9,673,870

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficit)
Balance as of December 31, 2020	4,897,553	$4,898	–	$–	–	$–	9,673,870	$9,674	$17,232,393	$(12,257,532)	$4,989,433
Issuances of Class B Preferred Stock, net of issuance costs	–	–	1,743,481	1,743	–	–	–	–	10,121,321	–	10,123,064
Exercise of stock options	–	–	–	–	–	–	–	–	–	–	–
Stock-based compensation	–	–	–	–	–	–	–	–	205,629	–	205,629
Net loss	–	–	–	–	–	–	–	–		(11,814,968)	(11,814,968)
Balance as of December 31, 2021	4,897,553	4,898	1,743,481	1,743	–	–	9,673,870	9,674	27,559,343	(24,072,500)	3,503,158
Issuances of Class B Preferred Stock, net of issuance costs	–	–	1,452,186	1,453	–	–	–	–	9,613,625	–	9,615,078
Issuances of Class C Preferred Stock, net of issuance costs	–	–	–	–	438,367	438	–	–	3,978,175	–	3,978,613
Exercise of stock options	–	–	–	–	–	–	–	–		–	–
Stock-based compensation	–	–	–	–	–	–	–	–	743,274	–	743,274
Net loss	–	–	–	–	–	–	–	–		(13,690,947)	(13,690,947)
Balance as of December 31, 2022	4,897,553	$4,898	3,195,667	$3,196	438,367	$438	9,673,870	$9,674	$41,894,417	$(37,763,447)	$4,149,176

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

STATEMENTS OF CASH FLOWS

	Years Ended
	December 31, 2022	December 31, 2021
Operating activities:
Net loss	$(13,690,947)	$(11,814,968)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	743,274	205,629
Depreciation and amortization	386,686	321,984
Change in fair value of warrant liability	3,431,865	1,563,439
Changes in non-cash working capital balances:
Other current assets	189,906	34,584
Deposits	–	11,142
Accounts payable	214,138	266,217
Accrued liabilities	283,983	250,122
Operating lease assets and liabilities, net	21,543	(6,114)
Cash used in operating activities	(8,419,553)	(9,167,965)
Investing activities:
Purchase of intangible assets	–	(975,000)
Purchase of equipment	(241,203)	(31,107)
Cash used in investing activities	(241,203)	(1,006,107)
Financing activities:
Proceeds from issuances of Series B Preferred Stock, net	9,615,078	10,123,064
Proceeds from issuances of Series C Preferred Stock, net	3,978,613	–
Cash provided by financing activities	13,593,691	10,123,064
Increase (decrease) in cash and cash equivalents during the year	4,932,935	(51,038)
Cash and cash equivalents, beginning of the year	5,535,710	5,586,748
Cash and cash equivalents, end of the year	$10,468,645	$5,535,710

Cash paid for interest	$–	$–
Cash paid for income taxes	$–	$–
Non-cash investing and financing activity – increase in right of use asset and lease liability from new lease agreement	$308,474	$97,169

The accompanying notes are an integral part of these financial statements.

MONOGRAM ORTHOPAEDICS INC.

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Accounting Principles

Monogram Orthopaedics Inc. ("Monogram" or the "Company"), incorporated in the state of Delaware on April 21, 2016, is working to develop a product solution architecture to eventually enable mass personalized optimization of orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms.

The Company has a working navigated robot prototype that can optically track a simulated surgical target and execute optimized auto-generated cut paths for high precision insertion of implants in synthetic bone specimens. These implants and cut-paths are generated with proprietary Monogram software algorithms.

The financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain reclassifications to the prior year financial statements have been made to conform with the current year presentation.

Stock Split

On November 30, 2022, the Company effected a two-for-one stock split of its common stock and increased the number of authorized shares of the Company’s capital stock to 150,000,000, with 90,000,000 designated as Common Stock, and 60,000,000 designated as Preferred Stock. All share and loss per share information have been retroactively adjusted for all periods presented to reflect the stock split, the incremental par value of the newly issued shares, and the increased number of authorized shares.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's most significant estimates relate to the fair value of the warrant liability, valuations of stock-based compensation, and the income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents during fiscal 2022 and 2021. The Company may maintain cash balances that exceed federally insured limits.

Equipment

Equipment expenditures, including purchased software, are recorded at cost. Costs which extend the useful lives or increase the productivity of an asset are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of an asset are expensed as incurred. Equipment, including the Company's robotic equipment, and purchased software are depreciated on a straight-line basis over the five-year estimated useful life of these assets.

Leases

Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of future lease payments is the risk-free rate at the commencement date. Operating lease expense is recognized on a straight-line basis over the lease term.

Long-Lived Assets

Long-lived assets, such as equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is determined to not be recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount exceeds its fair value. The Company did not experience any impairment of its long-lived assets in 2022 or 2021.

Revenue Recognition

Revenue is recognized when promised products and services are transferred to the customer. The amount of revenue recognized reflects both the fixed and variable consideration to which the Company expects to be entitled in exchange for these products and services. In general, the Company applies the following five-step model when evaluating the amount and timing of revenue recognition in its customer contracts:

Step 1 – Identify the contract(s) with a customer

Step 2 – Identify the performance obligations in the contract

Step 3 – Determine the transaction price

Step 4 – Allocate the transaction price to the performance obligations

Step 5 – Recognize revenue when (or as) performance obligations are satisfied

The Company has not yet begun its principal operations. Revenue recognized during the year ended December 31, 2021 related to the sales of licensed, third-party products distributed by the Company. These product sales were recognized when control of the product was transferred to the customer.

Grant Income

During 2022, the Company recognized $256,000 of grant income related to an award from a governmental entity for research and development. This grant was considered to be outside the scope of ASC 606 because the governmental entity that provided the grant was not considered to be a customer that received reciprocal value in exchange for the grant provided to the Company. Since the grant provided the Company with payments for certain types of research and development activities, the Company’s recognized grant income when the research and development activities were completed, it was reasonably assured that the grant funding would be received, and all other conditions under the grant arrangement had been met.

Stock-based Compensation

The Company measures and records the expense related to stock-based compensation awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period, and uses the straight-line method to recognize the related stock-based compensation. The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of stock awards. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, including the estimated fair value and price volatility of the Company’s common stock and the expected term of the option.

Marketing and Advertising Costs

Marketing and advertising costs are expensed as incurred.

Research and Development Costs

Research and development costs primarily include salaries and benefits, including stock-based compensation charges, of employees performing research and development activities, as well as costs incurred by third-party contractors delivering research and development services to the Company. Research and development costs are expensed as incurred.

Included in research and development are costs incurred by the Company to develop software that will be an integral component of the Company’s robotic products. Because this software has not yet met the technological feasibility criteria in Accounting Standards Codification Topic 985-20, “Software – Costs of Software To Be Sold, Leased, or Marketed”, costs incurred by the Company to develop this software are expensed as incurred.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible. A valuation allowance has been established to eliminate the Company's deferred tax assets as it is more likely than not that none of the deferred tax assets will be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense. The Company has determined that it had no significant uncertain tax positions requiring recognition or disclosure.

Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income or loss by the weighted-average number of common stock shares outstanding. To the extent that stock options, warrants, and convertible preferred stock are anti-dilutive, they are excluded from the calculation of diluted earnings (loss) per share. For the years ended December 31, 2022 and 2021, the Company excluded the following shares from the calculation of diluted loss per share because such amounts were antidilutive:

	2022	2021
Shares issuable upon conversion of Series A Preferred Stock	9,795,118	9,795,118
Shares issuable upon conversion of Series B Preferred Stock	6,391,198	3,486,962
Shares issuable upon conversion of Series C Preferred	876,734
Shares issuable upon exercise of warrants	2,361,926	2,003,406
Shares issuable upon exercise of stock options	4,851,666	2,759,264
Total	24,276,642	18,044,750

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

2. Going Concern Matters and Realization of Assets

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained recurring losses from its continuing operations and had an accumulated deficit of $37.8 million at December 31, 2022. Further, the Company generated significant negative cash flows from operations of $8.4 million and $9.2 million during the years ended December 31, 2022 and 2021, respectively. The Company is dependent on its ongoing financing efforts, but these plus existing cash resources may be insufficient to fund its continuing operating losses, capital expenditures, lease and debt payments, and future working capital requirements.

The Company may not be able to raise sufficient amounts of additional debt, equity, or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives, or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows, and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue its operations. Management's plans to mitigate this risk include the following:

1.	Continue to raise cash for research, product development, and working capital purposes by selling equity. On March 2, 2023, the Company commenced a Regulation A offering for up to 4,137,931 shares of common stock at a price of $7.25 per share. The Company also applied to have its common stock listed on the Nasdaq Capital Market under the symbol “MGRM”. With sufficient cash available to the Company, it can make the additional development expenditures necessary to produce a commercially viable product and generate revenues, and consequently cut monthly operating losses.
2.	Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

There can be no assurance that the Company will be able to achieve or maintain positive cash flows from operations. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

3. Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Fair Value Measurements

Consistent with Accounting Standards Codification Topic 820, Fair Value Measurements ("ASC 820"), assets and liabilities that are required to be recorded at fair value are done so at the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, and consistent with the fair value hierarchy in ASC 820, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs consistent with the following fair value hierarchy:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

For assets and liabilities measured at fair value when there is limited or no observable market data, management applies judgment to estimate fair value and considers factors such as current pricing policy, the economic and competitive environment, the characteristics of the asset or liability, and other factors. The amounts estimated by management cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Inherent limitations in any such fair value calculation technique, including changes in discount rates, estimates of future cash flows, and other underlying assumptions, could significantly affect the results of current or future value.

As described further in Note 8, the Company has a warrant liability that is measured and recognized at fair value on a recurring basis. The fair value of the warrant liability is measured using pricing models with no observable inputs and is therefore considered a Level 3 measurement within the fair value of hierarchy. The Company’s warrant liability is the only asset or liability measured under Level 3 of the fair value hierarchy.

4. Other Current Assets

Other current assets consist of the following as of December 31, 2022 and 2021:

	2022	2021
Inventory	$4,550	$–
Receivable from investment platform vendor	157,598	418,503
Advance paid to vendor for supply development contract	250,000	250,000
Other prepaid expenses	375,856	309,407
Other current assets	$788,004	$977,910

The receivable from the Company’s investment platform vendor is the result of a timing difference between when investors in the Company’s offering of Series C Preferred Stock purchase shares and remit payment to the platform vendor and when these funds are released to the Company by the platform vendor. The receivable at December 31, 2022 was collected by the Company in March 2023.

5. Equipment

Equipment, net consists of the following as of December 31, 2022 and 2021:

	2022	2021
Computer equipment	$98,391	$63,740
Furniture	27,405	20,116
Engineering equipment	214,547	171,153
Medical equipment	184,379	184,379
Robot equipment	524,506	368,637
Software	537,839	537,839
	1,587,067	1,345,864
Accumulated depreciation	(504,625)	(327,939)
Equipment, net	$1,082,442	$1,017,925

For the years ended December 31, 2022 and 2021, depreciation expense amounted to $176,686 and $165,734, respectively.

6. Intangible Assets

The Company has obtained licenses to various intellectual property expected to be used in connection with its robotic surgical orthopedic implant system and other products and systems to be developed in the future. The total cost of these licenses was $1,125,000 and is being amortized over their estimated useful lives of five years. During 2022 and 2021, the Company recorded amortization expense of $210,000 and $156,250 related to these licenses. As of December 31, 2022 and 2021, the accumulated amortization on these intangible assets was $366,250 and $156,250, respectively.

7. Preferred and Common Stock

Offering of Series B Preferred Stock

On January 15, 2021, the Company received a notice of qualification to issue up to 4,784,689 shares of Series B Preferred Stock, plus up to 478,468 additional shares of Series B Preferred Stock eligible to be issued as Bonus Shares to investors. The initial price of each share sold in the offering was $6.27, but this was increased to $7.52 beginning in June 2021. The Series B Preferred Stock may be converted into two shares of the Company's Common Stock at the discretion of each investor, or automatically upon the occurrence of certain events, like an initial public offering. The Company discontinued its offering of Series B Preferred Stock prior to commencing its offering of Series C Preferred Stock.

Offering of Series C Preferred Stock

On July 14, 2022, the Company initiated a Regulation CF offering with Novation Solutions Inc. (O/A DealMaker) in which the Company planned to raise up to $5,000,000 from the issuance of 499,500 shares of Series C Preferred Stock at a price per share of $10.01 (the “Series C Offering”). The Series C Preferred Stock may be converted into two shares of the Company’s Common Stock at the discretion of each investor, or automatically upon occurrence of certain events, like an initial public offering. The Company discontinued its offering of Series C Preferred Stock prior to commencing its March 2023 offering of common stock (see Note 12).

During the years ended December 31, 2022 and 2021, the Company incurred issuance costs of approximately $1,251,000 and $823,000, respectively, related to its offerings of Series B and Series C preferred stock, and recorded these costs as a reduction of additional paid-in capital.

Rights of Preferred Stockholders

The rights of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock are substantially the same, except as specifically noted below.

Voting: Each holder of Preferred Stock is entitled to one vote for each share of Common Stock into which such share of Preferred Stock could be converted. Additionally, the holders of Preferred Stock are entitled to certain protective provisions that require the Company to obtain the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock prior to effecting certain corporate actions including changes to the rights or preferences of Preferred Stock, authorized number of shares, or number of directors of the Company, and any decisions to repurchase capital stock, declare dividends, or liquidate, dissolve, or wind-up the business and affairs of the Company.

Holders of the Company's Common Stock are entitled to elect two directors to the Company's Board of Directors as a standalone class; holders of Preferred Stock may not exercise any voting rights in the election of these directors. However, holders of Preferred Stock do have the right to vote with the holders of Common Stock to elect one independent director and any additional directors after the elections outlined above.

Dividends: Holders of Preferred Stock are entitled to receive dividends as may be declared from time to time by the Board of Directors out of legally available funds and on a pari passu basis with holders of Common Stock.

Conversion: Each share of Preferred Stock is convertible, at the option of the holder, into two shares of the Company's Common Stock. This initial conversion rate is subject to adjustment in the event of stock splits, reverse stock splits, or the issuance of a dividend or other distribution payable in additional shares of Common Stock. Preferred Stock is automatically convertible into Common Stock upon the occurrence of an initial public offering or the election of the holders of a majority of the outstanding shares of Preferred Stock.

Liquidation Preference: In the event of a liquidation, dissolution or winding up of the Company, all holders of Preferred Stock are entitled to a liquidation preference equal to the greater of (i) the Original Issue Price (as described below) for such share plus any declared but unpaid dividends with respect to such shares or (b) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Company. The Original Issue Price for Series A Preferred Stock is $4.00, for Series B Preferred Stock is $6.27 or $7.52 and for Series C Preferred Stock is $10.01, depending on the original price paid by the investor to acquire their Preferred Stock.

Anti-Dilution Right of CEO

Benjamin Sexson, the Company's Chief Executive Officer ("CEO"), is entitled to pre-emptive rights that permit him to preserve his vested equity position in the Company in the event of any additional issuances of Common Stock (or securities convertible into Common Stock), at a per-share price equal to the then current fair value, as reasonably determined by the Board.

8. Stock Warrants

On December 20, 2018, the Company issued a non-dilutive warrant that expires on December 20, 2025. The warrant has an exercise price of $1,250,000 and is exercisable into (i) shares of common stock equal to five percent (5%), calculated on a post-exercise basis, of the fully diluted capitalization of the Company, as of the date or dates of exercise, plus (ii) shares of preferred stock of each class or series of preferred stock of the Company equal to five percent (5%), calculated on a post-exercise basis, of the total issued and outstanding number of preferred shares of the Company, as of the date or dates of exercise.

At December 31, 2022 and December 31, 2021, this warrant was exercisable into a total of 1,697,525 and 1,385,724 shares, respectively, of the Company's capital stock. The fair value of this warrant was $7,392,041 and $4,021,810 at December 31, 2022 and 2021, respectively, and was estimated using a Black-Scholes valuation model with the following assumptions:

	December 31, 2022	December 31, 2021
Estimated per-share fair value of common stock	$5.01	$3.76
Expected term	3.0 years	4.0 years
Volatility	25.07%	30.3%
Dividend rate	0.0%	0.0%
Discount rate	4.24%	1.2%

At both December 31, 2022 and 2021, the Company estimated the fair value of its common stock by reference to the price per share at which it was currently selling shares of preferred stock. Since the Company’s preferred stock is convertible into two shares of common stock, the estimated fair value of common stock was determined to be one-half the price per share of its recent sales of preferred stock.

In October 2020, the Company issued a warrant to a vendor in exchange for platform and technology services provided to the Company in connection with its offering of Series B Preferred Stock. This warrant is exercisable into shares of Series B Preferred Stock equal to 2% of the total number of shares of Series B Preferred Stock issued to investors in connection with the Company's offering of Series B Preferred Stock. The exercise price of this warrant is $5.01, and the warrant expires in October 2025. At December 31, 2022 and 2021, the warrant was exercisable into 116,457 and 34,870 shares of Series B Preferred Stock, respectively, and the estimated value of the warrant liability was $127,059 and $65,426, respectively.

In February 2019, the Company entered into a warrant agreement that provided the holder with the right to acquire $1,000,000 worth of shares of the Company's capital stock upon the occurrence of the Company raising $5,000,000 in an equity financing. As a result of the Series A Preferred Stock issuances in 2020, this threshold was achieved, and the warrant is now exercisable into 273,972 shares of Series A Preferred Stock at a price of $3.65 per share. This warrant expires in February 2024.

As the Company issues additional shares of common or preferred stock, the estimated fair value of the warrant liability is expected to increase.

9. Stock Options

The Company has adopted a stock option plan covering the issuance of up to 4,000,000 shares of Common Stock to qualified individuals. Options granted under this plan vest over four years and expire ten years from the date of the grant. The following table summarizes stock option activity for the years ended December 31, 2022 and 2021:

	Option	Option Exercise	Weighted-Average
	Number of	Price	Exercise
	Shares	Per Share	Price Per Share
Options outstanding at January 1, 2021	2,709,964	$0.30 – $2.00	$1.48
Granted	335,300	$3.13 – $3.76	$3.17
Exercised	—	—	—
Canceled	(286,000)	$0.30 – $3.13	$1.70
Options outstanding at December 31, 2021	2,759,264	$0.30 – $3.76	$1.66
Granted	2,149,152	$1.67 – $5.00	$2.19
Exercised	—	—	—
Canceled	(56,750)	$0.30 – $2.00	$0.49
Options outstanding at December 31, 2022	4,851,666	$0.30 – $5.00	$1.91
Options exercisable at December 31, 2022	1,592,088	$0.30 – $3.76	$1.49

Stock-based compensation expense resulting from granted stock options was $743,274 and $205,629 for the years ended December 31, 2022 and 2021, respectively. Unrecognized stock-based compensation expense of $6,900,425 at December 31, 2022 will be recognized in future periods as the related stock options continue to vest. The weighted-average remaining contractual life of previously granted stock options was 8.40 years at December 31, 2022.

The grant-date fair values of stock options granted in 2022 and 2021 was $3.16 and $1.53, respectively, and were estimated using a Black-Scholes valuation model with the following assumptions:

	December 31, 2022	December 31, 2021
Expected term	7.21 years	7.0 years
Volatility	27.03%	30.3%
Dividend rate	0.0%	0.0%
Discount rate	3.32%	1.2%

10. Income Taxes

Due to the net losses incurred by the Company, no income tax expense was recorded for the years ended December 31, 2022 and 2021.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2022 and 2021 were as follows:

	2022	2021
Deferred tax assets, net:
Net operating loss carryforwards and tax credits	$5,255,000	$3,650,000
Stock-based compensation	199,000
Valuation allowance	(5,454,000)	(3,650,000)
Net deferred assets	$—	$—

Given the significant uncertainty of future utilization of taxable benefits from the Company’s net operating losses, a full valuation allowance has been recorded, resulting in a net increase in the valuation allowance of $2,115,000 during the year ended December 31, 2022.

The following is a reconciliation of the tax provisions for the years ended December 31, 2022 and 2021 with the statutory Federal income tax rates:

	Percentage of Pre-Tax Income
	2022	2021
Statutory Federal income tax rate	21.0%	21.0%
Loss generating no tax benefit	(21.0)	(21.0)
Effective tax rate	—	—

The Company did not have any material unrecognized tax benefits as of December 31, 2022 and 2021 and does not expect its unrecognized tax benefits to significantly increase or decrease within the next twelve months. The Company incurred no interest or penalties relating to unrecognized tax benefits during the years ended December 31, 2022 and 2021.

The Company is subject to U.S. federal income tax, as well as taxes by various state jurisdictions. The Company is currently open to audit under the statute of limitations by the federal and state jurisdictions for the years ending December 31, 2018 through 2021.

At December 31, 2022, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $25,000,000 being carried forward indefinitely, pursuant to the Tax Cuts and Jobs Act. Utilization of the net operating losses may be subject to annual limitations provided by Section 382 of the Internal Revenue Code and similar State provisions.

During the years ended December 31, 2022 and 2021, the Company recognized research and development payroll tax credits of approximately $147,000 and $27,000, respectively. Such amounts were recorded as a reduction of research and development expenses on the accompanying statements of operations.

11. Commitments and Contingencies

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2022, the Company has not incurred or accrued any amounts for litigation matters.

Leases

The Company entered into a lease for its headquarters in February 2020 and executed an amendment to expand these premises in March 2022. The terms of both the original lease and amendment expire in June 2027.

The following table summarizes additional information related to the Company’s accounting for operating leases for years ended December 31:

	2022	2021
Total operating lease expense	$134,641	$102,738
Cash paid related to operating lease liabilities	$123,053	$96,006
Weighted-average remaining lease term	4.50 years	2.25 years
Weighted-average discount rate used to determine operating lease liabilities	2.78%	5.0%

Future minimum lease payments due under noncancelable operating leases as of December 31, 2021, are as follows:

2023	$133,549
2024	140,265
2025	146,450
2026	152,309
2027	78,311
Total minimum lease payments	650,884
Less: amounts representing interest	(40,729)
Present value of operating lease liabilities	$610,155

12. Subsequent Events

On March 2, 2023, the Company commenced a Regulation A offering for up to 4,137,931 shares of common stock at a price of $7.25 per share. The Company also applied to have its common stock listed on the Nasdaq Capital Market under the symbol “MGRM”.

The Company evaluated subsequent events through March 31, 2023, the date these financial statements were issued, for events that should be recorded or disclosed in the financial statements for the year ended December 31, 2022. The Company concluded that no other events have occurred that would require recognition or disclosure in the financial statements.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Fifth Amended and Restated Certificate of Incorporation (incorporated by reference to exhibit 2.1 to the Company’s Form 1-A filed with the SEC on November 29, 2022)
2.2	Bylaws (incorporated by reference to exhibit 2.2 to the Company's Form 1-A filed with the SEC on September 10, 2019)
3.1	Series A Investors’ Rights Agreement (incorporated by reference to exhibit 3.1 to the Company’s Form 1-A filed with the SEC on September 10, 2019)
3.2	Series B Investors’ Rights Agreement (incorporated by reference to exhibit 3.2 to the Company’s Form 1-A filed with the SEC on August 28, 2020)
3.3	Form of Lock-Up Agreement to be entered into between the Company and its officers and directors (incorporated by reference to exhibit 3.3 to the Company’s Form 1-A/A filed with the SEC on January 20, 2023)
4.1	Form of Subscription Agreement (My IPO) (incorporated by reference to exhibit 4.1 to the Company’s Form 1-A filed with the SEC on November 29, 2022)
4.2	Form of Subscription Agreement (Syndicate) (incorporated by reference to exhibit 4.2 to the Company’s Form 1-A/A filed with the SEC on January 20, 2023)
6.1	Consulting agreement dated April 5, 2021 between Monogram Orthopaedics, Inc. and Doug Unis
6.2	Amended Employment Agreement dated April 29, 2018 between Monogram Orthopaedics, Inc. and Benjamin Sexson (incorporated by reference to Exhibit 6.2 to the Company’s Form 1-A filed with the SEC on September 10, 2019)
6.3	April 30, 2019 Amendment to Employment Agreement dated April 29, 2018 between Monogram Orthopaedics, Inc. and Benjamin Sexson (incorporated by reference to Exhibit 6.14 to the Company’s Form 1-A filed with the SEC on September 10, 2019.
6.4	May 31, 2020 Amendment to Employment Agreement dated April 29, 2018 between Monogram Orthopaedics, Inc. and Benjamin Sexson (incorporated by reference to Exhibit 6.4 to the Company’s annual report on Form 1-K filed with the SEC on June 11, 2020)
6.5	Licensing Agreement dated October 3, 2017 between Monogram Orthopaedics, Inc. as Licensee and Icahn School of Medicine at Mount Sinai as Licensor (incorporated by reference to Exhibit 6.17 to the Company’s Form 1-A filed with the SEC on September 10, 2019)
6.6	Option Agreement dated March 18, 2019 between Monogram Orthopaedics, Inc. and Icahn School of Medicine at Mount Sinai (incorporated by reference to Exhibit 6.18 to the Company’s Form 1-A filed with the SEC on September 10, 2019)
6.7	Amendment to Licensing Agreement dated July 5, 2019 between Monogram Orthopaedics, Inc. as Licensee and Icahn School of Medicine at Mount Sinai (incorporated by reference to Exhibit 6.24 to the Company’s Form 1-A filed with the SEC on September 10, 2019).
6.8	Stock Issuance Agreement between Monogram Orthopaedics, Inc. and Icahn School of Medicine at Mount Sinai (incorporated by reference to exhibit 6.15 to the Company’s Form 1-A/A filed with the SEC on October 14, 2020)
6.9	Development and Supply Agreement dated December 20, 2018 between Monogram Orthopaedics Inc. and Pro-Dex, Inc. (incorporated by reference to Exhibit 6.19 to the Company’s Form 1-A filed with the SEC on September 10, 2019)
6.10	Warrant Agreement dated December 20, 2018 between Monogram Orthopaedics Inc. and Pro-Dex, Inc. (incorporated by reference to Exhibit 6.20 to the Company’s Form 1-A filed with the SEC on September 10, 2019)
6.11	Warrant to Purchase Capital Stock dated February 7, 2019 between Monogram Orthopaedics, Inc. and ZB Capital Partners, LLC as Holder (incorporated by reference to Exhibit 6.23 to the Company’s Form 1-A filed with the SEC on September 10, 2019)
6.12	Form of Warrant to be issued to StartEngine Primary, LLC (incorporated by reference to exhibit 3.3 to the Company’s Form 1-A/A filed with the SEC on October 14, 2020)
6.13	Amended and Restated 2019 Stock Option and Grant Plan (incorporated by reference to exhibit 6.12 to the Company’s Form 1-A filed with the SEC on August 28, 2020)
6.14	Noel Knape Offer Letter (incorporated by reference to exhibit 6.14 to the Company’s Form 1-A/A filed with the SEC on February 23, 2023)
6.15	Form of Indemnification Agreement with Executive Officers and Directors of the Company (incorporated by reference to exhibit 6.15 to the Company’s Form 1-A/A filed with the SEC on February 23, 2023)
8.1	Form of Escrow Agreement between the Company and Wilmington Trust (incorporated by reference to exhibit 8.1 to the Company’s Form 1-A filed with the SEC on November 29, 2022)

8.2	Form of Escrow Agreement between the Company and BankProv (incorporated by reference to exhibit 8.2 to the Company’s Form 1-A/A filed with the SEC on January 20, 2023)
8.3	Form of Escrow Agreement between the Company and Enterprise Bank (incorporated by reference to exhibit 8.3 to the Company’s Form 1-A/A filed with the SEC on December 27, 2022)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

MONOGRAM ORTHOPAEDICS, INC.

By	/s/ Benjamin Sexson
Benjamin Sexson, Chief Executive Officer
Monogram Orthopaedics, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Benjamin Sexson
Benjamin Sexson, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director
Date: April 24, 2023

/s/ Noel Knape
Noel Knape, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer
Date: April 24, 2023

/s/ Doug Unis
Doug Unis, Director
Date: April 24, 2023

/s/ Noel Goddard
Noel Goddard, Director
Date: April 24, 2023

/s/ Rick Van Kirk
Rick Van Kirk, Director
Date: April 24, 2023

/s/ Paul Riss
Paul Riss, Director
Date: April 24, 2023